SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2015 to September 30, 2015)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4261

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

●	development of electric power resources;

●	generation, transmission, transformation and distribution of electricity and other related activities;

●	research and development of technology related to the businesses mentioned above;

●	overseas business related to the businesses mentioned above;

●	investment or contributions related to the businesses mentioned above;

●	development and operation of certain real estate holdings; and

●	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

(As of September 30, 2015)

Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	17	55	72
Overseas	60	37	97
Total	77	92	169

5. Major changes in management for nine-month period ended September 30, 2015

A. At the annual general meeting of shareholders of KEPCO held on March 31, 2015, Mr. Jang, Jae-Won was appointed as a standing director in lieu of Mr. Goo, Bon-Woo whose term of office expired, and Mr. Sung, Tae-Hyun, a non-standing director, was appointed as a member of the audit committee.

B. At the extraordinary general meeting of shareholders of KEPCO held on August 27, 2015, Mr. Hyun, Sang-Kwon, Mr. Kim, Si-Ho, Mr. Park, Sung-Chul were elected as standing directors of KEPCO, in lieu of Mr. Kim, Byung-Sook and Mr. Park, Kyu-Ho whose term of office expired.

C. On August 6, 2015, Mr. Kim, Joo-Sun, Mr. An, Hyun-Ho were appointed as non-standing directors of KEPCO, in lieu of Mr. Jung, Hae-Joo whose term of office expired.

6. Information regarding KEPCO shares

A. Issued capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B. Total number of issued shares: 641,964,077

(Total number of shares authorized for issuance: 1,200,000,000)

C. Dividends: Dividend payment of Won 500 per share for fiscal year 2014 (Won 321 billion in aggregate). Dividend payment for fiscal year 2013 was Won 90 per share and no dividend was paid for fiscal year 2012.

II. Business Overview

1. Summary of consolidated financial results by segment for nine-month periods ended September 30, 2014 and 2015

(In billions of Won)

	January to September 2014		January to September 2015
	Sales	Operating profit	Sales	Operating profit
Electricity sales	42,670	1,158	43,914	4,228
Nuclear generation	7,188	2,403	7,383	2,363
Thermal generation	18,955	1,233	16,099	1,834
Others(*)	2,176	280	2,219	262
Subtotal	70,989	5,074	69,615	8,687
Adjustment for related- party transactions	-28,420	-156	-25,349	-19
Total	42,569	4,918	44,266	8,668

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to 77 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflect amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of electricity

(In Won per kWh)

Business sector		Company	Jan. to Dec. 2014	Jan. to Sept. 2015
Electricity sold to end users	Residential	KEPCO	125.14	125.05
	Commercial		129.75	130.76
	Educational		114.15	113.55
	Industrial		106.83	107.11
	Agricultural		47.31	47.56
	Street lighting		113.39	115.81
	Overnight usage		67.33	66.77
Electricity sold to KEPCO	Nuclear Generation	KHNP	59.23	61.62
	Thermal generation	KOSEP	67.96	70.30
		KOMIPO	99.24	86.10
		KOWEPO	99.34	88.36
		KOSPO	108.67	104.48
		EWP	91.18	82.88

3. Electricity purchased from generation companies for nine-month period ended September 30, 2015

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	118,162,495	7,290
KOSEP	51,243,120	3,487
KOMIPO	33,455,784	2,884
KOWEPO	35,188,166	3,111
KOSPO	36,324,258	3,258
EWP	35,067,914	2,907
Others	67,291,241	8,196
Total	376,732,978	31,133

•	Excludes expense related to the Renewable Portfolio Standard provisions.

4. Intellectual property as of September 30, 2015

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
Number of registrations	5,347	686	866	168	347	65	7,479

III. Financial Information

1. Condensed consolidated financial results as of and for nine-month periods ended September 30, 2014 and 2015

(In billions of Won)

Consolidated statements of financial position				Consolidated statements of comprehensive income
	Dec. 31, 2014	Sept. 30, 2015	Change (%)		Jan. to Sept. 2014	Jan. to Sept. 2015	Change (%)
Total assets	163,708	174,978	6.9	Sales	42,569	44,266	4.0
Total liabilities	108,883	108,593	n/m	Operating profit	4,918	8,668	76.3
Total equity	54,825	66,385	21.1	Net income	2,322	11,841	410.0

(.  ) n/m means not meaningful.

2. Condensed separate financial results as of and for nine-month periods ended September 30, 2014 and 2015

(In billions of Won)

Separate statements of financial position				Separate statements of comprehensive income
	Dec. 31, 2014	Sept. 30, 2015	Change (%)		Jan. to Sept. 2014	Jan. to Sept. 2015	Change (%)
Total assets	99,719	106,859	7.2	Sales	42,670	43,914	2.9
Total liabilities	56,338	53,838	n/m	Operating profit	1,158	4,228	265.0
Total equity	43,381	53,032	22.2	Net income	647	9,992	1,443.6

(.  ) n/m means not meaningful.

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president and there may not be more than seven standing directors including the president, and more than eight non-standing directors.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for the first-nine month period ended September 30, 2015

Number of meetings	Number of agendas	Classification
		Resolutions	Results	Reports	Results
9	34	21	Approved as proposed	11	Accepted as reported

*	The Audit Committee held 6 meetings with 24 agendas (of which, 13 were approved as proposed and 11 were approved as reported).

*	Pursuant to the Public Agency Management Act, 2 agendas of the meeting of the board of directors were decided not to be disclosed considering its confidentiality.

3. Major activities of the Board of Directors for nine-month period ended September 30, 2015

Date	Agenda	Results	Type
January 16, 2015	Report on regional cooperation businesses such as the energy valley composition project in Naju, Korea	Accepted as reported	Report
	Report on plans for the construction expenses for the new transmission lines in Dangjin, Korea	Accepted as reported	Report
February 27, 2015	Recommendation of candidates for the Audit Committee	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2015	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2014	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2014	Approved as proposed	Resolution
	Approval of the establishment of the new district offices	Approved as proposed	Resolution
	Approval of establishment of a special purpose company and investment for supporting the communities surrounding transmission lines	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2014	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report
	Auditor’s report to the board of directors for 2014	Accepted as reported	Report

Date	Agenda	Results	Type
April 17, 2015	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Amendments on the regulation for remuneration and welfare	Approved as proposed	Resolution
	Approval to invest in Intra-company Employee Welfare Fund in 2015	Approved as proposed	Resolution
	Approval to invest in nurturing fund for small- and medium-sized enterprises	Approved as proposed	Resolution
	Approval to amend management guidelines for technical development fund	Approved as proposed	Resolution
May 15, 2015	Approval to establish and finance a Special Purpose Company to make Ulleungdo eco-friendly energy and self-sufficient	Approved as proposed	Resolution
	Approval of establishment and investment for a local subsidiary to conduct the Fujeij wind farm project in Jordan	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2015	Accepted as reported	Report
June 5, 2015	Amendments on the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
June 19, 2015	Composition of the Director Nomination Committee to recommend candidates for non-standing directors	Approved as proposed	Resolution
	Approval of mid-to-long term financial management plan for the fiscal years from 2015 to 2019	Approved as proposed	Resolution
	Approval to establish a Special Purpose Company to begin charging fees for recharging electric vehicles	Approved as proposed	Resolution

Date	Agenda	Results	Type
July 17, 2015	Approval to close the shareholders’ registry for extraordinary general shareholders meeting	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2015	Approved as proposed	Resolution
	Approval to oo	-	-
August 21, 2015	Amendments on the regulation for remuneration and welfare	Approved as proposed	Resolution
	Report on results of external and internal audits for the second quarter of 2015	Accepted as reported	Report
	Report on the earnings results for the first half of fiscal year 2015	Accepted as reported	Report
	Report on oo	-	-
	Report on plan to implement recommendations on salary peak system relating to public companies	Accepted as reported	Report
September 23, 2015	Mid-to-long term management target (2016-2020)	Approved as proposed	Resolution
	Report on revisions to the mid-to-long financial management plan (2015-2019)	Accepted as reported	Report

4. Major activities of the Audit Committee

Date	Agenda	Results	Type
February 27, 2015	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Audit plans for 2015	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report
	Report on evaluation of internal control over financial reporting for the fiscal year 2014	Accepted as reported	Report
	Education plans of auditors for 2015	Accepted as reported	Report
	Auditor’s report on the audit results for 2014	Accepted as reported	Report
March 20, 2015	Approval of selection of independent auditors of consolidated subsidiaries	Approved as proposed	Resolution
	Independent auditor’s report on the audit results for the consolidated and separate financial statements for the fiscal year 2014	Accepted as reported	Report

Date	Agenda	Results	Type
April 16, 2015	Approval of selection of independent auditors of consolidated subsidiaries	Approved as proposed	Resolution
	Auditor’s report for fiscal year 2014 in accordance with U.S. accounting principles	Accepted as reported	Report
	Report on the Form 20-F for the fiscal year 2014 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
May 15, 2015	Amendments on the Charter of Ethics and the Code of Conduct	Approved as proposed	Resolution
	Amendments on guidelines for disciplinary actions	Approved as proposed	Resolution
	Prior approval for non-audit service for consolidated subsidiaries by the independent auditor	Approved as proposed	Resolution
	Independent auditor’s report on the audit plans for fiscal year 2015	Accepted as reported	Report
	Report on results of external and internal audits in the first quarter of 2015	Accepted as reported	Report
August 21, 2015	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Amendments to guidelines for internal audit regulations	Approved as proposed	Resolution
	Prior approval for non-audit services for consolidated subsidiaries by independent auditors	Approved as proposed	Resolution
	Guidelines on actual expense disbursement for independent auditors pursuant to the relocation of headquarters	Approved as proposed	Resolution
	Independent auditor’s report on the auditing results for both non-consolidated and consolidated financial statements for the first half of fiscal year 2015	Accepted as reported	Report
	Report on results of external and internal audits in the second quarter of 2015	Accepted as reported	Report
September 23, 2015	Amendments to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Amendments to code of conduct for employees	Approved as proposed	Resolution

The audit department, which is supervised by the Audit Committee, conducts internal audit over KEPCO and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of November 2, 2015

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	44,445,165	6.93
Public (non-Koreans)	Common shares	1,537	164,849,970	25.68
	American depositary shares (ADS)	1	35,181,333	5.48
Public (Koreans)	Corporate Individual	1,434 344,148	49,929,654 19,480,897	7.78 3.03
Total		347,123	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholders have equal voting rights.

•	Citibank, N.A. is the depositary bank of our ADS which each represents one-half of one share of common stock.

VI. Directors and employees as of and for the nine-month periods ended September 30, 2015 (KEPCO Only)

1. Directors

(In thousands of Won)

Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	7	1,070,027	152,861
Non-standing director	8	154,087	19,261
Total	15	1,224,114	81,608

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	16,344	254	16,598	19.6	985,805,164	59,388
Female	3,467	129	3,596	14.1	151,540,311	42,141
Total	19,811	383	20,194	18.6	1,137,345,475	56,321

VII. Other Information Necessary for the Protection of Investors

1. Summary of the general meeting of shareholders for the nine-month periods ended September 30, 2015

Type	Agenda	Results
Annaul General Meeting held on March 31, 2015	Approval of financial statements for the fiscal year 2014	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2015	Approved as proposed
	Election of a standing director: Mr. Chang, Jae-Won	Approved as proposed
	Appointment of a non-standing director as a member of the Audit Committee: Mr. Sung, Tae-Hyun	Approved as proposed
Extraordinary General Meeting held on August 27, 2015	Election of three standing directors: A. Mr. Hyun, Sang-Kwon B. Mr. Kim, Si-Ho C. Mr. Park, Sung-Chul	Approved as proposed Approved as proposed Approved as proposed

2. Pending legal proceedings as of September 30, 2015

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	779	501
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	183	366

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name:	Kim, Jong-Soo
Title:	Vice President

Date: December 28, 2015

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of September 30, 2015, the consolidated statements of comprehensive income for the three and nine-month periods ended September 30, 2015 and 2014, changes in equity and cash flows for the nine-month periods ended September 30, 2015 and 2014 and notes, comprising a summary of a significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 23, 2015. The accompanying consolidated financial position of the Company as of December 31, 2014, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2015

This report is effective as of November 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2015 and December 31, 2014

(Unaudited)

In millions of won	Note	September 30, 2015		December 31, 2014
Assets

Current assets
Cash and cash equivalents	5,6,7,44	￦	5,174,398	1,796,300
Current financial assets, net	5,10,11,12,44		5,612,082	176,428
Trade and other receivables, net	5,8,14,20,44,46		6,536,781	7,697,862
Inventories, net	13		4,857,894	4,537,469
Income tax refund receivables	40		8,429	18,475
Current non-financial assets	15		418,739	502,511
Assets held-for-sale	41		64,442	2,090,810

Total current assets			22,672,765	16,819,855

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,648,289	2,040,921
Non-current trade and other receivables, net	5,8,14,44,46		1,868,355	1,724,357
Property, plant and equipment, net	18,27,48		140,169,100	135,812,499
Investment properties, net	19,27		235,501	317,264
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27		791,318	821,060
Investments in associates	4,17		4,482,814	4,341,830
Investments in joint ventures	4,17		1,323,588	1,166,894
Deferred tax assets	40		651,208	526,934
Non-current non-financial assets	15		132,033	134,093

Total non-current assets			152,304,788	146,888,434

Total assets	4	￦	174,977,553	163,708,289

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2015 and December 31, 2014

(Unaudited)

In millions of won	Note	September 30, 2015		December 31, 2014

Liabilities

Current liabilities
Trade and other payables, net	5,22,24,44,46	￦	4,394,022	6,128,604
Current financial liabilities, net	5,11,23,44,46		7,754,439	7,162,372
Income tax payables	40		1,712,342	570,550
Current non-financial liabilities	20,28,29		6,567,059	6,464,356
Current provisions	26,44		1,519,950	1,274,186

Total current liabilities			21,947,812	21,600,068

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,946,523	3,806,735
Non-current financial liabilities, net	5,11,23,44,46		53,083,932	55,999,761
Non-current non-financial liabilities	28,29		7,041,802	6,946,410
Employee benefits liabilities, net	25,44		1,661,042	1,277,415
Deferred tax liabilities	40		8,093,434	5,723,880
Non-current provisions	26,44		12,817,943	13,529,010

Total non-current liabilities			86,644,676	87,283,211

Total liabilities	4	￦	108,592,488	108,883,279

Equity

Contributed capital	1,30,44
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			23,720,167	22,999,359
Unappropriated retained earnings			21,294,501	10,699,378

			46,619,578	35,303,647

Other components of equity	33
Other capital surpluses			1,198,615	1,151,402
Accumulated other comprehensive loss			(59,488)	(202,269)
Other equity			13,294,973	13,294,973

			14,434,100	14,244,106

Equity attributable to owners of the Company			65,107,256	53,601,331

Non-controlling interests	16,32		1,277,809	1,223,679

Total equity		￦	66,385,065	54,825,010

Total liabilities and equity		￦	174,977,553	163,708,289

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won, except per share information		September 30, 2015			September 30, 2014
	Note	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Sales	4,34,44,46
Sales of goods		￦	14,318,121	40,815,596	13,993,156	39,896,758
Sales of services			128,205	344,576	112,556	320,020
Sales of construction services	20		928,789	2,825,874	713,076	2,091,045
Revenue related to transfer of assets from customers			94,840	279,594	88,755	261,666

			15,469,955	44,265,640	14,907,543	42,569,489

Cost of sales	13,25,42,46
Cost of sales of goods			(9,594,472)	(31,043,619)	(10,789,119)	(33,989,614)
Cost of sales of services			(119,289)	(323,993)	(169,994)	(313,665)
Cost of sales of construction services			(893,171)	(2,692,788)	(647,216)	(1,949,359)

			(10,606,932)	(34,060,400)	(11,606,329)	(36,252,638)

Gross profit			4,863,023	10,205,240	3,301,214	6,316,851

Selling and administrative expenses	25,35,42,46		(522,931)	(1,537,298)	(439,583)	(1,398,903)

Operating profit	4,51		4,340,092	8,667,942	2,861,631	4,917,948

Other non-operating income	36		100,257	313,952	77,609	223,290

Other non-operating expense	36		(18,796)	(58,913)	(13,457)	(50,814)

Other gains, net	13, 37		8,538,361	8,611,496	20,792	111,269

Finance income	5,11,38		814,145	1,262,518	429,866	465,875

Finance expenses	5,11,39		(1,263,201)	(2,713,366)	(1,021,442)	(2,184,441)

Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			(6,422)	239,785	22,846	207,924
Gain on disposal of investments in associates, joint ventures and subsidiaries	16		100	5,966	46,087	92,068
Share in loss of associates and joint ventures			(30,213)	(63,254)	(36,696)	(63,744)
Loss on disposal of investments in associates and joint ventures			—	—	(924)	(1,030)
Impairment loss on investments in associates and joint ventures			—	—	—	(1,558)

			(36,535)	182,497	31,313	233,660

Profit before income tax			12,474,323	16,266,126	2,386,312	3,716,787

Income tax expense	40		(3,197,939)	(4,424,741)	(817,263)	(1,394,955)

Profit for the period		￦	9,276,384	11,841,385	1,569,049	2,321,832

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three and nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won, except per share information		September 30, 2015			September 30, 2014
	Note	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	(73,697)	(106,882)	(17,482)	(78,190)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		(225)	1,005	(900)	(2,917)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		(42,592)	(19,687)	19,890	(20,605)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		18,069	(3,291)	(24,258)	(58,171)
Foreign currency translation of foreign operations, net of tax	33		61,045	45,083	(1,958)	(100,423)
Share in other comprehensive income of associates and joint ventures, net of tax	33		108,527	143,449	112,724	31,035

Other comprehensive income (loss), net of tax			71,127	59,677	88,016	(229,271)

Total comprehensive income for the period		￦	9,347,511	11,901,062	1,657,065	2,092,561

Profit attributable to:
Owners of the Company	43	￦	9,229,740	11,735,006	1,547,434	2,234,448
Non-controlling interests			46,644	106,379	21,615	87,384

		￦	9,276,384	11,841,385	1,569,049	2,321,832

Total comprehensive income attributable to:
Owners of the Company		￦	9,287,904	11,779,694	1,641,444	2,019,501
Non-controlling interests			59,607	121,368	15,621	73,060

		￦	9,347,511	11,901,062	1,657,065	2,092,561

Earnings per share	43
Basic and diluted earnings per share		￦	14,377	18,280	2,483	3,586

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won	Equity attributable to owners of the Company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity

Balance at January 1, 2014	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income (loss) for the period
Profit for the period		—	2,234,448	—	2,234,448	87,384	2,321,832
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(66,505)	—	(66,505)	(11,685)	(78,190)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(2,917)	—	(2,917)	—	(2,917)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(20,610)	(20,610)	5	(20,605)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(54,931)	(54,931)	(3,240)	(58,171)
Foreign currency translation of foreign operations, net of tax		—	—	(100,465)	(100,465)	42	(100,423)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	30,481	30,481	554	31,035
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(56,074)	—	(56,074)	(129,681)	(185,755)
Issuance of share capital by subsidiaries		—	—	—	—	6,545	6,545
Equity transaction within consolidated scope		—	—	138,972	138,972	37,991	176,963
Changes in consolidated scope – other than issuance of share capital		—	—	—	—	(4,367)	(4,367)
Dividends paid (hybrid securities)		—	—	—	—	(12,350)	(12,350)

Balance at September 30, 2014	￦	4,053,578	34,875,038	13,433,451	52,362,067	1,162,266	53,524,333

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won	Equity attributable to owners of the Company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity

Balance at January 1, 2015	￦	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	11,735,006	—	11,735,006	106,379	11,841,385
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(99,098)	—	(99,098)	(7,784)	(106,882)
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,005	—	1,005	—	1,005
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(19,687)	(19,687)	—	(19,687)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(2,707)	(2,707)	(584)	(3,291)
Foreign currency translation of foreign operations, net of tax		—	—	21,723	21,723	23,360	45,083
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	143,452	143,452	(3)	143,449
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(74,501)	(395,483)
Issuance of share capital by subsidiaries		—	—	2,858	2,858	11,560	14,418
Equity transaction within consolidated scope		—	—	44,355	44,355	9,811	54,166
Changes in consolidated scope – other than issuance of share capital		—	—	—	—	(1,547)	(1,547)
Dividends paid (hybrid securities)		—	—	—	—	(12,341)	(12,341)
Others		—	—	—	—	(220)	(220)

Balance at September 30, 2015	￦	4,053,578	46,619,578	14,434,100	65,107,256	1,277,809	66,385,065

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won	September 30, 2015		September 30, 2014

Cash flows from operating activities
Profit for the period	￦	11,841,385	2,321,832

Adjustments for:
Income tax expense		4,424,741	1,394,955
Depreciation		6,075,711	5,723,875
Amortization		54,729	58,171
Employee benefit expense		231,544	258,799
Bad debt expense		8,595	50,858
Interest expense		1,560,825	1,786,901
Loss on sale of financial assets		2,983	721
Loss on disposal of property, plant and equipment		1,506	631
Loss on abandonment of property, plant, and equipment		239,823	206,556
Impairment loss on property, plant and equipment		6,473	11,774
Impairment loss on intangible assets		12	11
Loss on disposal of intangible assets		5	18
Accretion expense to provisions, net		1,141,296	755,777
Loss (gain) on foreign currency translation, net		888,986	(66,474)
Valuation and transaction loss (gain) on derivative instruments, net		(881,590)	227,706
Share in profit of associates and joint ventures, net		(176,531)	(144,180)
Gain on sale of financial assets		(4)	(35,730)
Gain on disposal of property, plant and equipment		(8,618,259)	(49,735)
Gain on disposal of intangible assets		(32)	(4)
Gain on disposal of investments in associates, joint ventures and subsidiaries		(5,966)	(91,038)
Impairment loss on investments in associates and joint ventures		—	1,558
Interest income		(165,361)	(142,630)
Dividend income		(7,153)	(13,806)
Impairment loss on available-for-sale securities		28,493	42,104
Others, net		2,755	(42,490)

		4,813,581	9,934,328

Changes in:
Trade receivables		1,480,829	1,070,100
Non-trade receivables		(40,193)	124,620
Accrued income		63,865	(92,560)
Other receivables		(9,068)	4,158
Other current assets		(115,802)	65,796
Inventories		(762,084)	(851,687)
Other non-current assets		(30,057)	(32,432)
Trade payables		(1,646,456)	(1,267,018)
Non-trade payables		(153,191)	199,985
Accrued expenses		(373,400)	(148,370)
Other current liabilities		1,139,044	1,303,535
Other non-current liabilities		254,332	(277,964)
Investments in associates and joint ventures		73,288	32,249
Provisions		(728,141)	(432,258)
Payments of employee benefit obligations		(32,712)	(217,889)
Plan assets		(13,138)	(14,210)

		(892,884)	(533,945)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2015 and 2014

(Unaudited)

In millions of won	September 30, 2015		September 30, 2014

Cash generated from operating activities
Dividends received	￦	13,600	13,806
Interest paid		(1,706,882)	(1,905,067)
Interest received		125,660	121,762
Income taxes paid		(931,124)	(208,731)

Net cash provided by operating activities		13,263,336	9,743,985

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		6,066	184,678
Acquisition of associates and joint ventures		(106,350)	(227,631)
Proceeds from disposals of property, plant and equipment		9,821,914	1,109,321
Acquisition of property, plant and equipment		(10,641,512)	(10,666,332)
Proceeds from disposals of intangible assets		472	8
Acquisition of intangible assets		(51,346)	(46,357)
Proceeds from disposals of financial assets		165,813	679,127
Acquisition of financial assets		(5,237,941)	(294,159)
Increase in loans		(127,170)	(137,112)
Collection of loans		73,742	101,631
Increase in deposits		(219,427)	(226,274)
Decrease in deposits		132,016	171,784
Receipt of government grants		17,342	44,600
Usage of government grants		(18,040)	(2,851)
Net cash inflow from changes in consolidation scope		553	44,319
Other cash outflow from investing activities, net		(112,794)	(1,022)

Net cash used in investing activities		(6,296,662)	(9,266,270)

Cash flows from financing activities
Proceeds (repayment) from short-term borrowings, net		(115,615)	258,188
Proceeds from long-term borrowings and debt securities		3,094,612	6,932,547
Repayment of long-term borrowings and debt securities		(6,215,877)	(5,953,402)
Payment of finance lease liabilities		(82,641)	(87,805)
Settlement of derivative instruments, net		12,411	(407,185)
Proceeds for changes in interests in subsidiaries		78,175	224,409
Dividends paid (hybrid bond)		(12,341)	(12,350)
Dividends paid		(395,483)	(185,755)
Other cash outflow from financing activities, net		(2,437)	(356)

Net cash provided by (used in) financing activities		(3,639,196)	768,291

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		3,327,478	1,246,006

Effect of exchange rate fluctuations on cash held		50,620	6,960

Net increase in cash and cash equivalents		3,378,098	1,252,966

Cash and cash equivalents at January 1		1,796,300	2,232,313

Cash and cash equivalents at September 30	￦	5,174,398	3,485,279

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2015

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of September 30, 2015, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 199,057,530 shares (31.01%) as of the most recent closing date of Register of Shareholders (August 3, 2015).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries. KEPCO moved the headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development.

2.	Basis of Preparation

These consolidated interim financial statements were prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries (the “Company”)’s K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2014.

(1)	Statement of compliance

The consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carry forward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (Note 25).

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of September 30, 2015 and 2014 is ￦1,268,411 million and ￦1,426,960 million, respectively.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

The Company has adopted amendments to K-IFRS 1019, ‘Employee Benefits – Employee contributions’, since July 1, 2014. Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(6)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published, and effective for annual periods beginning on or after January 1, 2016, and the Company has not early adopted them. The management believes the impact on the consolidated financial statements upon the adoption of the amendments is immaterial.

(i)	Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’

Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’ specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. These amendments are effective for annual periods beginning on or after January 1, 2016.

(ii)	Amendments to K-IFRS 1038, ‘Intangible Assets’

Amendments to K-IFRS 1038, ‘Intangible Assets’ introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue. These amendments are effective for annual periods beginning on or after January 1, 2016.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

Amendments to K-IFRS 1111, ‘Joint Arrangement’ require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’. These amendments are effective for annual periods beginning on or after January 1, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies

Except as described in note 2.(5), the Company applied the following significant accounting policies consistently for all periods presented.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income (loss) of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions between the Company and its subsidiaries are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income (loss) and accumulated in equity, the amounts previously recognized in other comprehensive income (loss) and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012,‘ Income Taxes’ and K-IFRS 1019,‘ Employee Benefits’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held-for-Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held-for-Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income (loss) of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039,’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036, ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income (loss) in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income (loss) by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (see note 3 (3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(6)	Goodwill, continued

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean Government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general and etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3 (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income (loss) and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income (loss). The actuarial gains or losses recognized in other comprehensive income (loss) which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4~9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4 ~ 20, 50	Straight

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in income or loss when the asset is derecognized.

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill, continued

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable portfolio standard (“RPS”) provisions

Renewable portfolio standard (“RPS”) program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

(21)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments; Recognition and Measurement’ permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through income or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(22)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generates discrete financial information that is reported to and regularly revised by the Company’s chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segment are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using an equity method basis in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2015 and 2014, respectively, are as follows:

In millions of won
September 30, 2015
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Income(loss) of associates and joint ventures		Depreciation and Amortization		Interest Income		Interest expense		Operating income (loss)
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	￦	15,416,171	43,914,410	292,648	903,380	15,123,523	43,011,030	(20,987)	193,260	716,090	2,126,283	24,122	55,984	265,850	849,569	2,297,246	4,227,866
Electric power generation (Nuclear)		2,744,830	7,383,250	2,734,133	7,364,870	10,697	18,380	(5)	(718)	780,650	2,243,491	5,386	18,480	116,659	415,830	1,170,394	2,362,610
Electric power generation (Non-Nuclear)		5,388,962	16,098,458	5,300,810	15,642,156	88,152	456,302	(14,516)	(8,972)	573,449	1,707,980	5,509	16,575	81,242	241,712	800,748	1,834,510
Plant Maintenance & engineering service		570,849	1,741,064	446,361	1,340,146	124,488	400,918	(1,027)	(1,073)	22,399	62,430	3,166	8,588	38	109	82,039	212,893
Others		163,746	477,978	40,651	98,968	123,095	379,010	—	—	6,851	20,387	25,594	78,732	21,842	66,908	16,438	49,337
Consolidation adjustments		(8,814,603)	(25,349,520)	(8,814,603)	(25,349,520)	—	—	—	—	(10,258)	(30,131)	(3,424)	(12,998)	(3,269)	(13,303)	(26,773)	(19,274)

	￦	15,469,955	44,265,640	—	—	15,469,955	44,265,640	(36,535)	182,497	2,089,181	6,130,440	60,353	165,361	482,362	1,560,825	4,340,092	8,667,942

Other non-operating income																100,257	313,952
Other non-operating expense																(18,796)	(58,913)
Other gains, net																8,538,361	8,611,496
Finance income																814,145	1,262,518
Finance expense																(1,263,201)	(2,713,366)

Profit related associates, joint ventures and subsidiaries																(36,535)	182,497

Profit before income tax																12,474,323	16,266,126

In millions of won
September 30, 2014
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Income(loss) of associates and joint ventures		Depreciation and Amortization		Interest Income		Interest expense		Operating income (loss)
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	￦	15,078,412	42,670,277	575,703	1,229,521	14,502,709	41,440,756	5,059	159,410	678,451	2,023,118	5,232	18,325	361,483	1,088,966	1,612,027	1,158,383
Electric power generation (Nuclear)		2,391,554	7,187,776	2,387,390	7,179,625	4,164	8,151	—	740	732,055	2,162,164	4,393	16,350	145,547	436,855	809,158	2,402,468
Electric power generation (Non-Nuclear)		5,900,838	18,955,276	5,771,123	18,632,085	129,715	323,191	27,175	76,854	520,032	1,550,303	7,546	24,091	69,165	210,046	410,931	1,232,912
Plant Maintenance & engineering service		595,017	1,797,043	435,392	1,305,950	159,625	491,093	(921)	(3,344)	17,071	51,978	3,562	12,261	57	165	57,414	205,829
Others		129,437	379,072	18,107	72,774	111,330	306,298	—	—	6,744	20,257	26,474	81,628	18,959	59,379	11,983	74,206
Consolidation adjustments		(9,187,715)	(28,419,955)	(9,187,715)	(28,419,955)	—	—	—	—	(8,809)	(25,774)	(2,582)	(10,025)	(2,078)	(8,510)	(39,882)	(155,850)

	￦	14,907,543	42,569,489	—	—	14,907,543	42,569,489	31,313	233,660	1,945,544	5,782,046	44,625	142,630	593,133	1,786,901	2,861,631	4,917,948

Other non-operating income																77,609	223,290
Other non-operating expense																(13,457)	(50,814)
Other gains, net																20,792	111,269
Finance income																429,866	465,875
Finance expense																(1,021,442)	(2,184,441)

Profit related associates, joint ventures and subsidiaries																31,313	233,660

Profit before income tax																2,386,312	3,716,787

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
September 30, 2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	106,841,703	4,415,763	4,766,604	53,810,130
Electric power generation (Nuclear)		49,961,238	15,775	2,045,472	27,331,969
Electric power generation (Non-nuclear)		43,814,671	1,318,536	3,913,737	25,538,779
Plant maintenance & engineering service		2,892,638	56,328	178,555	1,147,167
Others		5,895,688	—	68,214	2,269,951
Consolidation adjustments		(34,428,385)	—	(279,724)	(1,505,508)

Consolidated totals	￦	174,977,553	5,806,402	10,692,858	108,592,488

In millions of won
December 31, 2014
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115
Consolidation adjustments		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	￦	163,708,289	5,508,724	14,616,123	108,883,279

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won
Geographical unit	Revenue from external customers					Non-current assets (*2)
	September 30, 2015			September 30, 2014		September 30, 2015	December 31, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Domestic	￦	14,423,224	41,108,964	14,124,307	40,259,158	142,675,897	136,053,940
Overseas (*1)		1,046,731	3,156,676	783,236	2,310,331	4,461,039	6,542,282

	￦	15,469,955	44,265,640	14,907,543	42,569,489	147,136,936	142,596,222

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the nine-month periods ended September 30, 2015 and 2014.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	￦	—	5,174,398	—	—	—	5,174,398
Current financial assets

Held-to-maturity investments		—	—	—	163	—	163
Derivative assets		68,762	—	—	—	122,409	191,171
Other financial assets		—	5,420,748	—	—	—	5,420,748

Trade and other receivables		—	6,536,781	—	—	—	6,536,781
		68,762	17,131,927	—	163	122,409	17,323,261
Non-current assets

Non-current financial assets

Available-for-sale financial assets		—	—	669,627	—	—	669,627

Held-to-maturity investments		—	—	—	3,432	—	3,432
Derivative assets		89,250	—	—	—	591,054	680,304
Other financial assets		—	1,294,926	—	—	—	1,294,926

Trade and other receivables		—	1,868,355	—	—	—	1,868,355
		89,250	3,163,281	669,627	3,432	591,054	4,516,644

	￦	158,012	20,295,208	669,627	3,595	713,463	21,839,905

In millions of won	December 31, 2014
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	￦	—	1,796,300	—	—	—	1,796,300
Current financial assets

Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942

Trade and other receivables		—	7,697,862	—	—	—	7,697,862
		6,812	9,662,104	—	265	1,409	9,670,590
Non-current assets

Non-current financial assets

Available-for-sale financial assets		—	—	715,151	—	—	715,151

Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517

Trade and other receivables		—	1,724,357	—	—	—	1,724,357
		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	￦	65,849	12,546,978	715,151	3,614	104,276	13,435,868

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	￦	—	1,078,675	—	1,078,675
Debt securities		—	6,664,147	—	6,664,147
Derivative liabilities		11,062	—	555	11,617
Trade and other payables		—	4,394,022	—	4,394,022

		11,062	12,136,844	555	12,148,461

Non-current liabilities
Borrowings		—	1,909,470	—	1,909,470
Debt securities		—	50,995,209	—	50,995,209
Derivative liabilities		45,326	—	133,927	179,253
Trade and other payables		—	3,946,523	—	3,946,523

		45,326	56,851,202	133,927	57,030,455

	￦	56,388	68,988,046	134,482	69,178,916

In millions of won	December 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	￦	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	￦	164,931	72,759,666	172,875	73,097,472

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won		September 30, 2015			September 30, 2014
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Cash and cash equivalents	Interest income	￦	15,519	40,707	14,721	41,557
Available-for-sale financial assets	Dividends income		646	7,153	259	13,806
	Impairment loss on available-for- sale financial assets		(14,500)	(28,493)	(312)	(42,104)
	Gain (loss) on disposal of available-for-sale financial assets		4	(2,979)	35,011	35,009
	Interest income		—	29	108	326
Held-to-maturity investments	Interest income		30	78	26	64
Loans and receivables	Interest income		4,734	15,908	6,263	23,192
Trade and other receivables	Interest income		25,278	79,743	22,315	72,961
Short-term financial instruments	Interest income		12,434	20,966	1,183	4,331
Long-term financial instruments	Interest income		2,358	7,930	9	199
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		282,832	343,738	8,983	4,221
	Gain (loss) on transaction of derivatives		4,645	6,783	(47,271)	(14,072)
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		386,237	470,242	47,199	(24,252)
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		16,470	(3,118)	(18,738)	(41,283)
	Gain (loss) on transaction of derivatives		(6,482)	(5,063)	2,124	540
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(346,083)	(1,075,740)	(420,534)	(1,274,256)
	Loss on repayment of financial liabilities		(33)	(33)	—	(199)
	Interest expense of trade and other payables		(17,198)	(62,318)	(25,176)	(72,317)
	Interest expense of others		(119,081)	(422,767)	(147,423)	(440,328)
	Gain (loss) on foreign currency transactions and translations		(680,562)	(932,484)	(310,266)	134,930
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		3,766	34,307	94,501	(104,581)
	Gain (loss) on transaction of derivatives		56,209	52,000	28,110	(46,630)
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(61,860)	(20,417)	95,377	(26,132)
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		10,095	(1,628)	(23,482)	(54,509)
	Gain (loss) on transaction of derivatives		5,018	—	(9,852)	(16,800)

(*)	Items are included in other comprehensive income (loss). All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the accompanying consolidated statements of comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won		September 30, 2015		December 31, 2014

Cash and cash equivalents	Escrow accounts	￦	4,463	100
	Deposits for government project		6,569	10,156
	Collateral provided for borrowings		7,241	12,926
	Collateral provided for lawsuit		367	367
	Deposits for supporting electric transmission area		460	—
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		15,000	—
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		—	5,000
Long-term financial instruments	Guarantee deposits for checking account		2	3
	Guarantee deposits for banking accounts at oversea branches		339	312
	Pledge		740	740
	Decommissioning costs of nuclear power plants		603,300	603,306
	Collateral provided for borrowings		21	—
	Funds for developing small and medium enterprises		100,000	—

		￦	738,502	632,910

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Cash	￦	140	77
Other demand deposit		1,449,031	1,154,250
Short-term deposits classified as cash equivalents		3,263,634	340,119
Short-term investments classified as cash equivalents		461,593	301,854

	￦	5,174,398	1,796,300

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	5,977,382	(52,041)	(28)	5,925,313
Other receivables		670,471	(56,106)	(2,897)	611,468

		6,647,853	(108,147)	(2,925)	6,536,781

Non-current assets
Trade receivables		418,553	—	—	418,553
Other receivables		1,493,866	(37,621)	(6,443)	1,449,802

		1,912,419	(37,621)	(6,443)	1,868,355

	￦	8,560,272	(145,768)	(9,368)	8,405,136

In millions of won	December 31, 2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	￦	9,580,675	(148,576)	(9,880)	9,422,219

(2)	Other receivables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	292,673	(56,106)	—	236,567
Accrued income		105,329	—	—	105,329
Deposits		201,902	—	(2,897)	199,005
Finance lease receivables		10,929	—	—	10,929
Others		59,638	—	—	59,638

		670,471	(56,106)	(2,897)	611,468

Non-current assets
Non-trade receivables		150,224	(30,128)	—	120,096
Accrued income		526	—	—	526
Deposits		272,392	—	(6,443)	265,949
Finance lease receivables		960,601	—	—	960,601
Others		110,123	(7,493)	—	102,630

		1,493,866	(37,621)	(6,443)	1,449,802

	￦	2,164,337	(93,727)	(9,340)	2,061,270

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won	December 31, 2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	￦	1,925,389	(67,932)	(9,772)	1,847,685

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three-months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

(3)	Aging analysis of trade receivables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014
Trade receivables: (not overdue, not impaired)	￦	6,270,095	7,516,233

Trade receivables: (overdue, not impaired)		2,289	1,061

Less than 60 days		2,289	1,061

Trade receivables: (other)		123,551	137,992

60 ~ 90 days		44,383	31,438
90 ~ 120 days		14,177	12,045
120 days ~ 1 year		37,601	42,736
Over 1 year		27,390	51,773

		6,395,935	7,655,286

Less allowance for doubtful accounts		(52,041)	(80,644)
Less present value discount		(28)	(108)

	￦	6,343,866	7,574,534

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant.

The Company considers receivables as impaired if the receivables are outstanding 60 days after the maturity and sets allowance based on past experience of collection.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of other receivables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014
Other receivables: (not overdue, not impaired)	￦	1,966,030	1,729,807

Other receivables: (overdue, not impaired)		60,195	58,778

Less than 60 days		60,195	58,778

Other receivables: (other)		138,112	136,803

60 ~ 90 days		10,223	1,132
90 ~ 120 days		595	2,242
120 days ~ 1 year		24,324	18,857
Over 1 year		102,970	114,572

		2,164,337	1,925,3898

Less allowance for doubtful accounts		(93,727)	(67,932)
Less present value discount		(9,340)	(9,772)

	￦	2,061,270	1,847,684

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	￦	80,644	67,932	65,024	69,887
Bad debt expense		—	18,669	39,018	15,981
Write-off		(18,529)	(351)	(23,398)	(7,534)
Reversal		(10,074)	—	—	(241)
Others		—	7,477	—	(10,161)

Ending balance	￦	52,041	93,727	80,644	67,932

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

9.	Available-for-sale Financial Assets

Available-for-sale financial assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	Ownership	September 30, 2015		December 31, 2014
Equity securities
Listed
Kwanglim Co., Ltd. (*3)	0.44%	￦	355	128
Cockatoo Coal Limited (*1)	0.07%		42	628
Denison Mines Corp.	11.24%		25,935	62,339
Energy Fuels Inc.	5.09%		5,941	11,569
Fission 3.0	0.45%		50	61
Fission Uranium Corp.	0.21%		441	651
PT Adaro Energy Tbk (*1,3)	1.50%		20,904	44,109
Sungjee Construction Co., Ltd.	0.01%		5	5
Ssangyong Motor Co., Ltd.	0.03%		337	357
Korea District Heating Corp. (*3)	19.55%		150,334	127,240
Korea Line Corp.	0.00%		—	—
Namkwang Engineering & Construction Co., Ltd.	0.01%		1	2
Pumyang Construction Co., Ltd.	0.00%		—	—
ELCOMTEC Co., Ltd.	0.04%		54	48
PAN Ocean Co., Ltd.	0.00%		7	5
Borneo International Furniture Co., Ltd.	0.28%		85	4
TONGYANG Inc.	0.03%		236	66
Nexolon Co., Ltd.	2.59%		3,570	—
TONGYANG Networks Inc.	0.01%		14	3

			208,311	247,215

Unlisted
LIG E&C Co., Ltd.	0.00%		5	5
Dae Kwang Semiconductor Co., Ltd.	0.07%		6	6
Dongnam Co., Ltd.	0.46%		72	72
Mobo Co., Ltd.	0.00%		14	14
SAMBO AUTO. Co., Ltd.	0.02%		38	38
Woobang ENC Co., Ltd.	0.00%		22	22
Ginseng K Co., Ltd.	0.00%		—	—
Areva Nc Expansion	13.49%		229,139	227,876
IBK-AUCTUS Green Growth Private Equity Firm (*2,3)	6.30%		855	2,325
K&C- Gyeongnam Youth Job Creation Investment Fund	10.00%		1,340	1,340
Navanakorn Electric Co., Ltd. (*5)	29.00%		18,295	16,836
PT. Kedap Saayq	10.00%		11,926	12,989
Set Holding (*6)	2.50%		167,832	167,832
Construction Guarantee (*7)	0.02%		801	795
Global Dynasty Overseas Resource Development Private Equity Firm	7.46%		2,233	2,233
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		36	36
Fire Guarantee	0.02%		20	20
Korea Software Financial Cooperative	0.15%		301	301
Engineering Financial Cooperative	0.10%		60	60
Electric Contractors Financial Cooperative	0.03%		152	152
Korea Specialty Contractor Financial Cooperative	0.01%		417	417
Information & Communication Financial Cooperative	0.01%		10	10
Troika Overseas Resource Development Private Equity Firm	3.66%		13,340	13,340
Korea Electric Engineers Association	0.26%		40	40
Korea Investment—Korea EXIM Bank CERs Private Special Asset Investment Trust 1(*2)	14.18%		1,752	4,752
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*2)	5.00%		1,069	498
Hanwha Electric Power Venture fund (*2)	—		—	1,804
Hwan Young Steel Co., Ltd.	0.14%		97	97
Intellectual Discovery, Ltd. (*1)	8.81%		1,375	5,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won	Ownership	September 30, 2015		December 31, 2014

Poonglim Industrial Co., Ltd.	0.01%	￦	93	78
HANKOOK Silicon Co., Ltd.	10.44%		7,513	7,513
Pumyang Asset Management Co., Ltd.	0.00%		3	3
Sanbon Department Store	0.01%		124	124
Woori Ascon Co., Ltd.	0.34%		10	10
Miju Steel Mfg. Co., Ltd.	0.23%		51	51
BnB Sungwon Co., Ltd.	0.01%		15	15
Hana Civil Engineering Co., Ltd.	0.00%		1	1
KC Development Co., Ltd.	0.02%		6	6
IMHWA Corp.	0.11%		5	5
IXELON Co., Ltd. (*1)	0.02%		—	23
DAIM Special Vehicle Co., Ltd.	0.08%		10	10
ASA KIMJE Co., Ltd.	1.11%		465	465
ASA JEONJU Co., Ltd.	1.34%		697	697
KYUNGWON Co., Ltd.	0.17%		14	14
Moonkyung Silica Co., Ltd.	0.56%		—	—
Yousung Remicon Co., Ltd.	0.26%		4	4
Sungkwang Timber Co., Ltd.	0.34%		4	4
Yongbo Co., Ltd.	0.20%		3	3
HJ Steel Co., Ltd.	0.07%		2	—
Ildong Air Conditioning Co., Ltd.	0.16%		2	—
KS Remicon Co., Ltd.	0.04%		3	—
Sewoong Heavy Industries Co., Ltd.	0.10%		40	—
SIN-E Steel Co., Ltd.	0.08%		33	—
Joongang Platec Co., Ltd.	0.75%		72	—
Hangjin Steel Co., Ltd.	0.01%		116	—
Pyungsan SI Ltd.	0.01%		4	—
Samgong Development Co., Ltd.	0.01%		7	—
Joongang Development Co., Ltd.	0.12%		8	—
AJS Co., Ltd.	0.23%		32	—
SET&C Co., Ltd.	0.13%		10	—
MSE Co., Ltd.	0.13%		9	—
Ilrim Nano Tec Co., Ltd.	0.07%		15	—
Kwang Myeong Electronics Technology Co., Ltd.	0.37%		11	—
Youngjin Hi-Tech Co., Ltd.	0.25%		126	—
Dong Woo International Co., Ltd.	0.37%		18	—
Bench Mark Construction Co., Ltd.	0.00%		—	—
Buyoung Co., Ltd.	0.00%		3	—
Ilsuk Co., Ltd.	0.17%		10	—
Dongyang Telecom Co., Ltd.	0.01%		11	—
Han Young Construction Co., Ltd.	0.03%		3	—
Jongwon Remicon Co., Ltd.	0.18%		13	—
Ace Heat Treating Co., Ltd.	1.43%		72	—
Zyle Daewoo Motor Sales Co., Ltd.	0.00%		—	—
Daewoo Development Co., Ltd.	0.00%		—	—
Daewoo Songdo Development Co., Ltd.	0.00%		2	—
Seyang Inc.	0.05%		27	—
Seungri Enterprise Co., Ltd.	0.05%		3	—
Onggane Food Co., Ltd	0.07%		1	—
Shin-E P&C Co., Ltd.	0.00%		1	—
Montista Telecom Co., Ltd. (*1)	0.00%		—	—
Ejung Ad Co., Ltd.	0.09%		3	—
Solvus Co., Ltd.	0.04%		3	—
Myung Co., Ltd.	0.05%		2	—
Emotion Co., Ltd.	0.61%		8	—
Youngdong Concrete Co., Ltd.	0.32%		7	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won	Ownership	September 30, 2015		December 31, 2014

Shinil Engineering Co., Ltd.	0.06%		3	—
Korea Castiron Industrial Co., Ltd.	1.86%		22	—
FFG DMC Co., Ltd.	0.00%		17	—
Daeseong Metal Co., Ltd.	2.37%		47	—
Glosil Co., Ltd.	0.92%		92	—
Biwang Industry Co., Ltd.	0.04%		2	—
Huimun Co., Ltd.	0.26%		4	—
Sunun IT F Co., Ltd.	0.52%		8	—
Young Sung Co., Ltd.	0.40%		26	—
Yuil Industrial Electronics Co., Ltd.	0.32%		15	—
DN TEK Inc.	0.29%		61	—
Daeyang FMS Corporation	0.05%		3	—
Kwang Jin Structure Co., Ltd.	0.60%		31	—
Woojin Industry Corporation	0.00%		16	—
Kwang Sung Industry Co., Ltd.	0.35%		7	—
Matsaeng Food Co., Ltd.	0.56%		6	—
Futech Mold Co., Ltd.	0.27%		14	—
Green & Sustainable Energy Investment Corp. (*4)	0.00%		—	—
Kanan Hydroelectric Power Corp. (*4)	0.00%		—	—
3i Powergen Inc. (*4)	15.00%		—	—
			461,316	467,936

		￦	669,627	715,151

(*1)	It has been determined that available-for-sale financial assets were impaired because the fair values of the securities of PT Adaro Energy Tbk, Cockatoo Coal Limited, IXELON Co., Ltd., Montista Telecom Co., Ltd. and Intellectual Discovery, Ltd. declined significantly below their respective acquisition costs during the nine-month period ended September 30, 2015. As such, the Company recognized ￦28,493 million of impairment loss on available-for-sale financial assets.
(*2)	Hanwha Electric Power Venture fund, Korea Investment-Korea EXIM Bank CERs Private Special Asset Investment Trust 1, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and IBK-AUCTUS Green Growth Private Equity Firm were each liquidated and partially liqudated and the Company recognized loss on disposal of available-for-sale financial assets of ￦2,979 million for the nine-month period ended September 30, 2015.
(*3)	The fair values of the securities of PT. Adaro Energy Tbk, Korea District Heating Corp., IBK-AUCTUS green growth private equity firm, and others declined significantly below their respective acquisition costs during 2014. As such, the Company recognized ￦10,602 million of impairment loss on available-for-sale financial assets and cumulative losses of ￦67,503 million previously recognized in other comprehensive loss were reclassified to impairment loss on available-for-sale financial assets for the year ended December 31, 2014.
(*4)	Green & Sustainable Energy Investment Corp., Kanan Hydroelectric Power Corp. and 3i Power Inc. ceased its operations and the Company recognized impairment loss of available-for-sale financial assets of ￦1,513 million for the year ended December 31, 2014.
(*5)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*6)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and, has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of September 30, 2015 and December 31, 2014 are as follows, continued:

(*7)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2015.

Book values of unlisted equity securities held by the Company that were measured at cost as of September 30, 2015 and December 31, 2014 are ￦292,683 million and ￦299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

10.	Held-to-maturity Investments

Held-to-maturity investments as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Government and municipal bonds and others	￦	163	3,432	265	3,349

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives

(1)	Derivatives as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	￦	1,512	29,360	182	7,233
Currency swap		189,659	647,393	8,039	151,934
Interest rate swap		—	3,551	—	2,737

	￦	191,171	680,304	8,221	161,904

Derivative liabilities
Currency forward	￦	2,808	—	466	—
Currency swap		555	73,717	53,697	196,273
Interest rate swap		8,254	105,536	3,457	83,913

	￦	11,617	179,253	57,620	280,186

(2)	Currency forward contracts which are not designated as hedge instruments as of September 30, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

KEB Hana Bank	2014.04.10	2021.07.12	￦	55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
Barclays Bank PLC	2015.09.30	2015.10.28		5,970	USD	5,000	1,194.01
Citibank	2015.09.30	2015.10.27		5,969	USD	5,000	1,193.71
Citibank	2015.09.15	2015.10.14		5,921	USD	5,000	1,184.13
Nova Scotia	2015.09.14	2015.10.13		5,913	USD	5,000	1,182.60
Nova Scotia	2015.09.18	2015.10.23		5,832	USD	5,000	1,166.45
Standard Chartered	2015.09.24	2015.10.22		5,960	USD	5,000	1,192.05
Standard Chartered	2015.09.17	2015.10.15		5,860	USD	5,000	1,172.07
Standard Chartered	2015.09.11	2015.10.12		5,932	USD	5,000	1,186.47
Nova Scotia	2015.09.24	2015.10.30		5,965	USD	5,000	1,193.05
Nova Scotia	2015.09.30	2015.11.02		3,561	USD	3,000	1,186.95
Barclays Bank PLC	2015.07.27	2015.10.29		2,104	USD	1,793	1,172.90
Barclays Bank PLC	2015.08.19	2015.10.01		3,553	USD	3,000	1,184.45
Barclays Bank PLC	2015.08.27	2015.11.30		3,531	USD	3,000	1,177.10
Barclays Bank PLC	2015.09.30	2016.01.04		5,962	USD	5,000	1,192.40
Barclays Bank PLC	2015.09.30	2015.10.02		681	USD	573	1,189.00
BNP Paribas	2015.07.28	2015.10.30		5,831	USD	5,000	1,166.15
BNP Paribas	2015.08.11	2015.10.30	USD	2,252		2,626	1,166.15
BNP Paribas	2015.08.17	2015.11.19		5,928	USD	5,000	1,185.50
BNP Paribas	2015.08.19	2015.10.30	USD	2,748		3,205	1,166.15
Societe Generale	2015.08.03	2015.11.05		4,662	USD	4,000	1,165.50
Societe Generale	2015.08.10	2015.11.05	USD	2,267		2,642	1,165.50
Societe Generale	2015.08.19	2015.11.05	USD	1,733		2,020	1,165.50
Societe Generale	2015.09.09	2015.12.11		3,582	USD	3,000	1,194.00
HSBC	2015.08.11	2015.11.13		4,638	USD	4,000	1,159.45
HSBC	2015.08.27	2015.11.30		3,556	USD	3,000	1,185.20
HSBC	2015.09.14	2015.12.16		3,543	USD	3,000	1,181.00
HSBC	2015.09.16	2015.12.18		3,546	USD	3,000	1,182.05
HSBC	2015.09.30	2016.01.04		5,923	USD	5,000	1,184.65
ING Bank N.V.	2015.08.31	2015.12.02		3,557	USD	3,000	1,185.65

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments as of September 30, 2015 are as follows: , continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

ING Bank N.V.	2015.09.30	2015.10.01	￦	3,556	USD	3,000	1,185.27
ING Bank N.V.	2015.09.30	2015.10.05		1,408	USD	1,188	1,185.44
Mizuho	2015.09.08	2015.12.10		3,610	USD	3,000	1,203.20
Mizuho	2015.09.16	2015.12.10	USD	857		1,031	1,203.20
Mizuho	2015.09.16	2015.12.10	USD	7 8			1,203.20
Mizuho	2015.09.17	2015.12.21		3,519	USD	3,000	1,172.95
Mizuho	2015.09.23	2015.12.10	USD	2,136		2,570	1,203.20
Credit Agricole	2015.09.09	2015.12.11		3,585	USD	3,000	1,194.90
Credit Agricole	2015.09.21	2015.12.11	USD	2,510		2,999	1,194.90
Credit Agricole	2015.09.22	2015.12.11	USD	490		586	1,194.90
Credit Agricole	2015.09.24	2015.12.31		5,965	USD	5,000	1,193.05
Citi Bank	2015.09.01	2015.12.03		612	USD	520	1,175.05
Mizuho Bank	2015.09.24	2015.10.05		2,384	USD	2,000	1,191.80
Nova Scotia	2015.09.24	2015.10.05		4,767	USD	4,000	1,191.77
Standard Chartered	2015.09.24	2015.10.02		3,575	USD	3,000	1,191.82
Credit Suisse	2015.08.20	2015.11.20	USD	2,609		3,085	1,182.70
HSBC	2015.09.30	2016.01.04		5,945	USD	5,000	1,188.95
HSBC	2015.08.26	2015.11.30	USD	6,361		7,558	1,188.15
Nova Scotia	2015.08.11	2015.11.13		30	USD	26	1,159.18
Nova Scotia	2015.08.03	2015.11.05	USD	6,824		7,949	1,164.80
Nova Scotia	2015.08.06	2015.11.10	USD	4,819		5,634	1,169.00
Nova Scotia	2015.08.04	2015.11.06	USD	15,000		17,403	1,160.20
Nova Scotia	2015.08.03	2015.11.05	USD	13,302		15,538	1,168.10
Nova Scotia	2015.08.03	2015.11.05	USD	2,824		3,290	1,164.80
Nova Scotia	2015.07.22	2015.10.27	USD	2,717		3,164	1,164.80
Societe Generale	2015.07.31	2015.11.04	USD	15,000		17,061	1,137.40
Societe Generale	2015.07.14	2015.10.15	USD	3,521		4,120	1,169.98
Standard Chartered	2015.09.17	2015.12.21		5,850	USD	5,000	1,169.90
Standard Chartered	2015.09.17	2015.12.21		5,710	USD	4,872	1,172.00
Standard Chartered	2011.08.08	2015.11.23	USD	248		272	1,094.00
Standard Chartered	2011.08.08	2015.10.26	USD	580		635	1,094.60
Standard Chartered	2011.08.08	2015.12.28	USD	847		926	1,093.10
KEB Hana Bank	2015.08.26	2017.07.31	JPY	630,000		6,377	10.12

(3)	Currency swap contracts which are not designated as hedge instruments as of September 30, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

UBS	2011~2015	￦	220,356	USD	200,000	3.90%	3.00%	1,101.78
RBS	2011~2015		110,110	USD	100,000	3.90%	3.00%	1,101.10
Barclays Bank PLC	2011~2015		108,390	USD	100,000	3.78%	3.00%	1,083.90
Credit Suisse	2011~2015		108,390	USD	100,000	3.22%	3.00%	1,083.90
Morgan Stanley	2011~2015		63,006	USD	60,000	4.06%	3.00%	1,050.10
Goldman Sachs	2012~2015		156,643	USD	140,000	3.92%	3.00%	1,118.88
Deutsche Bank	2013~2018		110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY	10,000,000	7.05%	4.19%	10.36

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedge instruments as of September 30, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

Credit Suisse	2014~2019	￦	118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD	50,000	2.24%	3M Libor + 0.55%	1,024.30
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%	1,083.97
Mizuho Bank	2014~2017		153,645	USD	150,000	2.35%	3M Libor + 0.65%	1,024.30
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD	100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90

(4)	Currency swap contracts which are designated as hedge instruments as of September 30, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

Citibank	2006~2016	￦	113,200	USD	100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD	100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD	100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of September 30, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

HSBC	2014~2020	￦	99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Charterd	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Charterd	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD	100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD	100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
RBS	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
RBS	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
RBS	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Charterd	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Charterd	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
RBS	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
RBS	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Standard Charterd	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.05%	1,084.10
BTMU	2010~2015		55,900	USD	50,000	4.03%	3M Libor+1.20%	1,118.00
RBS	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Charterd	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives, Continued

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

Credit Agricole	2014~2020	￦	110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
RBS	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of September 30, 2015 are as follows:

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
KEB Hana Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
KEB Hana Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
KEB Hana Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD - 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of September 30, 2015 are as follows:

In thousands of U.S. dollars
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

BNP Paribas	2009~2027	USD	102,538	4.16%	6M USD Libor
KFW	2009~2027	USD	102,538	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD	103,936	3.98% ~ 4.10%	6M USD Libor
SMBC	2015~2033	USD	135,917	4.05% ~ 4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2015 and 2014 are as follows and included in finance income and costs in the accompanying consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Other comprehensive income (loss) (*)
	September 30, 2015			September 30, 2014		September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency option	￦	—	—	87	—	—	—	(2,073)	16,340	—	—	—	—
Currency forward		(17,928)	20,858	8,871	521	12,538	8,700	84	289	—	—	—	—
Currency swap		627,922	807,780	244,103	(136,673)	47,535	45,121	(23,762)	(88,875)	19,972	(3,419)	(88,429)	(88,429)
Interest rate swap		981	(768)	(7,001)	(14,592)	(683)	(101)	(1,138)	(3,250)	6,593	(1,327)	38,847	(7,363)
Others		—	—	—	—	—	—	—	(1,466)	—	—	7,362	—

	￦	610,975	827,870	246,060	(150,744)	59,390	53,720	(26,889)	(76,962)	26,565	(4,746)	(42,220)	(95,792)

(*)	As of September 30, 2015, the net loss on valuation of derivatives using cash flow hedge accounting of ￦3,291 million, net of tax, is included in other comprehensive loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Loans and receivables	￦	103,888	641,377	68,910	611,610
Present value discount		(1,279)	(50,842)	(1,067)	(55,456)
Long-term/short-term financial instruments		5,318,139	704,391	100,099	604,363

	￦	5,420,748	1,294,926	167,942	1,160,517

(2)	Loans and receivables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	30,271	(1,279)	28,992
Loans for housing		6,270	—	6,270
Fisheries loan		6,031	—	6,031
Other loans		61,316	—	61,316

		103,888	(1,279)	102,609

Long-term loans and receivables
Loans for tuition		400,965	(50,335)	350,630
Loans for housing		71,553	—	71,553
Loans for related parties		100,049	—	100,049
Fisheries loan		4,687	(507)	4,180
Other loans		64,123	—	64,123

		641,377	(50,842)	590,535

	￦	745,265	(52,121)	693,144

In millions of won	December 31, 2014
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	￦	680,520	(56,523)	623,997

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Long-term and short-term financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Time deposits	￦	1,933,095	750	90,088	742
Asset-Backed Commercial Paper		2,950,000	—	—	—
Special money in trust		90,044	—	10,011	—
CD		200,000	—	—	—
MMT		145,000	603,300	—	303,306
MMDA		—	—	—	300,000
Others		—	100,341	—	315

	￦	5,318,139	704,391	100,099	604,363

13.	Inventories

Inventories as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Acquisition cost		Valuation allowance	Book value
Raw materials	￦	3,181,859	(1,099)	3,180,760
Merchandises		47	—	47
Work-in-progress		109,477	—	109,477
Finished goods		86,491	—	86,491
Supplies		1,015,897	(340)	1,015,557
Inventories in transit		456,525	—	456,525
Other inventories		9,037	—	9,037

	￦	4,859,333	(1,439)	4,857,894

In millions of won	December 31, 2014
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	￦	4,541,284	(3,815)	4,537,469

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ￦3,327 million and ￦3,029 million for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014, respectively. The amounts of loss from inventory valuation included in other gains (losses) for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 were ￦951 million and ￦2,709 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of September 30, 2015 and December 31, 2014 are as follows and included in current and non-current trade and other receivables, net, in the accompanying consolidated statements of financial position:

In millions of won	September 30, 2015			December 31, 2014
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	98,475	10,929	88,698	8,275
1 ~ 5 years		414,862	202,969	378,703	237,062
More than 5 years		1,747,375	757,632	1,675,685	640,417

	￦	2,260,712	971,530	2,143,086	885,754

(3)	There are no impaired finance lease receivables as of September 30, 2015 and December 31, 2014.

15.	Non-Financial Assets

Non-financial assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Advance payment	￦	105,208	20,087	109,112	12,516
Prepaid expenses		173,797	90,694	154,047	97,972
Others (*)		139,734	21,252	239,352	23,605

	￦	418,739	132,033	502,511	134,093

(*)	Details of others as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Tax refund receivables	￦	12,774	1,127	182,564	1,037
Others		126,960	20,125	56,788	22,568

	￦	139,734	21,252	239,352	23,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2015 and December 31, 2014 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2015	December 31, 2014

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	52.48%	54.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2015 and December 31, 2014 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			September 30, 2015	December 31, 2014

DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	—	82.14%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	100.00%	100.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	100.00%	—
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV during the nine-month period ended September 30, 2015. As such, the effective percentage of ownership is 86.20% as of September 30, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries included or excluded from consolidation for the nine-month period ended September 30, 2015 are as follows:

<Subsidiaries included from consolidation for the nine-month period ended September 30, 2015>

Subsidiary	Reason

HeeMang Sunlight Power Co., Ltd.	Newly Established
Fujeij Wind Power Company	Newly Established

<Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2015>

Subsidiary	Reason

Boulder Solar Power, LLC	Disposed

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
September 30, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	49,961,238	27,331,969	7,383,250	1,454,447
Korea South-East Power Co., Ltd.		9,081,685	4,789,684	3,648,761	421,022
Korea Midland Power Co., Ltd.		7,732,932	4,592,372	2,954,542	162,265
Korea Western Power Co., Ltd.		9,124,762	5,717,051	3,188,418	199,262
Korea Southern Power Co., Ltd.		9,184,447	5,577,574	3,304,508	145,455
Korea East-West Power Co., Ltd.		8,690,845	4,862,097	3,002,229	287,917
KEPCO Engineering & Construction Company, Inc.		834,931	422,523	467,550	33,519
KEPCO Plant Service & Engineering Co., Ltd.		1,006,771	258,746	812,692	137,639
KEPCO Nuclear Fuel Co., Ltd.		634,206	308,996	152,049	22,948
KEPCO KDN Co., Ltd.		416,729	156,903	308,773	15,349
Garolim Tidal Power Plant Co., Ltd.		661	346	—	(70)
KEPCO International HongKong Ltd.		174,833	12	—	3,861
KEPCO International Philippines Inc.		110,553	230	—	32,669
KEPCO Gansu International Ltd.		17,739	550	—	(6)
KEPCO Philippines Holdings Inc.		122,752	1	—	13,005
KEPCO Philippines Corporation		13,542	107	—	(347)
KEPCO Ilijan Corporation		599,892	55,411	93,470	32,335
KEPCO Lebanon SARL		771	10,359	—	(1,515)
KEPCO Neimenggu International Ltd.		199,103	—	—	8,296
KEPCO Shanxi International Ltd.		587,819	257,891	—	25,955
KOMIPO Global Pte Ltd.		184,106	—	—	11,303
KEPCO Canada Energy Ltd.		58,853	205	—	3
KEPCO Netherlands B.V.		171,137	118	—	(170)
KOREA Imouraren Uranium Investment Corp.		229,149	234	—	(35)
KEPCO Australia Pty., Ltd.		500,424	1,576	3,820	707
KOSEP Australia Pty., Ltd.		19,132	1,037	3,888	589
KOMIPO Australia Pty., Ltd.		18,628	535	3,888	593
KOWEPO Australia Pty., Ltd.		19,326	1,102	3,888	578
KOSPO Australia Pty., Ltd.		18,225	1,034	3,888	(520)
KEPCO Middle East Holding Company		130,191	149,713	—	(1,268)
Qatrana Electric Power Company		589,580	463,074	13,774	26,239
KHNP Canada Energy Ltd.		44,962	34	—	(4)
KEPCO Bylong Australia Pty., Ltd.		168,965	233,211	—	(36,013)
Korea Waterbury Uranium Limited Partnership		21,465	746	—	(34)
KEPCO Canada Uranium Investment Limited Partnership		30,337	21	—	(13)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Electric Power Nigeria Ltd.	￦	4,343	2,954	41,407	1,012
KEPCO Holdings de Mexico		11	30	—	(10)
KST Electric Power Company		578,449	554,833	75,109	6,383
KEPCO Energy Service Company		372	199	3,458	143
KEPCO Netherlands S3 B.V.		68,331	30	—	305
PT. KOMIPO Pembangkitan Jawa Bali		18,895	5,394	15,881	8,248
PT. Cirebon Power Service		2,666	1,047	4,620	267
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		10,339	1,133	7,025	(49)
EWP Philippines Corporation		6,986	32	—	416
EWP America Inc. (*)		118,238	84,801	45,141	2,638
KNF Canada Energy Limited		1,951	14	—	(40)
PT KEPCO Resource Indonesia		1,270	—	—	(180)
EWP Barbados 1 SRL		265,352	159	2,105	204
Gyeonggi Green Energy Co., Ltd.		316,182	244,517	79,934	1,868
PT. Tanggamus Electric Power		92,854	75,952	33,933	(6,019)
Gyeongju Wind Power Co., Ltd.		62,189	27,571	4,482	801
KOMIPO America Inc.		13,782	2,540	—	238
KOSEP USA, INC.		39,321	2,714	3,806	210
PT. EWP Indonesia		1,162	—	—	(259)
KOWEPO America LLC		10,296	24	—	3,183
KEPCO Netherlands J3 B.V.		123,650	73	—	(58)
Korea Offshore Wind Power Co., Ltd.		7,807	1,581	—	(3,248)
Global One Pioneer B.V.		48	21	—	(42)
Global Energy Pioneer B.V.		50	21	—	(41)
Mira Power Limited		46,173	118	—	(582)
KOSEP Material Co., Ltd.		40,586	23,976	—	(2,809)
Commerce and Industry Energy Co., Ltd.		100,508	85,533	18,673	(1,323)
KEPCO Singapore Holdings Pte., Ltd.		1,854	—	—	(7)
KOWEPO India Private Limited		945	13	—	(95)
KEPCO KPS Philippines Corp.		7,116	2,118	11,902	1,842
KOSPO Chile SpA		208	4,731	—	(832)
PT. KOWEPO Sumsel Operation and Maintenance Services		3,682	1,960	3,885	1,560
HeeMang Sunlight Power Co., Ltd.		4,720	—	—	—
Fujeij Wind Power Company		84	—	—	—

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garolim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)
KST Electric Power Company		512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)
KOSPO Jordan LLC		10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT. KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)
Gyeongju Wind Power Co., Ltd.		48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

PT. EWP Indonesia	￦	902	15	—	(278)
KOWEPO America LLC		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holdings Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation & Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
September 30, 2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	47.52%	33.37%
Current assets	￦	140,351	522,689	310,995	663,641	1,637,676
Non-current assets		459,541	484,082	523,936	1,851,656	3,319,215
Current liabilities		(19,176)	(174,442)	(312,754)	(266,743)	(773,115)
Non-current liabilities		(36,235)	(84,304)	(109,769)	(1,529,452)	(1,759,760)
Net assets		544,481	748,025	412,408	719,102	2,424,016
Book value of non-controlling interest		266,796	355,462	137,621	625,944	1,385,823
Sales		93,470	812,692	467,550	414,244	1,787,956
Profit for the period		32,335	137,639	33,519	60,388	263,881
Profit for the period attributable to non-controlling interest		15,844	65,406	11,185	11,252	103,687
Cash flows from operating activities		58,277	154,189	11,925	(30,068)	194,323
Cash flows from investing activities		(13,495)	(128,001)	(132,457)	(80,811)	(354,764)
Cash flows from financing activities before dividends to non-controlling interest		(33,443)	(40,581)	67,475	128,385	121,836
Dividends to non-controlling interest		(30,535)	(34,569)	(7,300)	(14,438)	(86,842)
Effect of exchange rate fluctuation		4,543	198	119	10,443	15,303
Net increase (decrease) of cash and cash equivalents		(14,653)	(48,764)	(60,238)	13,511	(110,144)

In millions of won
December 31, 2014
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garolim Tidal Power Plant Co., Ltd.	Others	Total

Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	￦	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,093	422,320	43	2,301,291	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,439)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,329)
Net assets		531,978	696,069	407,130	385	750,156	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
	September 30, 2015		December 31, 2014
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014.

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC for the nine-month period ended September 30, 2015. The Company also disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation for the year ended December 31, 2014.

(i)	The fair value of sales price as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
	September 30, 2015		December 31, 2014
Consideration received in cash	￦	553	46,476
The fair value of remaining shares after disposal		11,823	—

Total	￦	12,376	46,476

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the nine-month period ended September 30, 2015 and during the year ended December 31, 2014 are as follows:

In millions of won
	September 30, 2015		December 31, 2014
Current assets
Cash and cash equivalents	￦	—	2,187
Current financial assets, net		1,077	4,781
Trade and other receivables, net		—	5,460
Current non-financial assets		—	232

Non-current assets
Non-current financial assets, net		—	144
Non-current trade and other receivables, net		—	351
Property, plant and equipment, net		2,460	934
Other		2,893	50

Current liabilities
Trade and other payables, net		—	(1,655)
Current non-financial liabilities		(7)	(161)

	￦	6,423	12,323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won
	September 30, 2015		December 31, 2014

The fair value of sale price	￦	12,376	46,476
Net assets disposed		(6,423)	(12,323)
Non-controlling interests		—	5,765
Realization of unrealized gain		—	534
Other comprehensive loss		(87)	(20)

Gain from disposals of subsidiaries	￦	5,866	40,432

(iv)	Net cashflow from sales of subsidiaries for nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won
	September 30, 2015		December 31, 2014

Consideration received in cash	￦	553	46,476
Less: Cash held by disposed subsidiaries		—	(2,187)

Net cashflow	￦	553	44,289

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
September 30, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	79,189
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,170,529
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	19,536
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,352
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	20,046
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	12,476
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	110,820
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	209,173
AMEC Partners Korea (*3)	Resources development	KOREA	19.00%		707	220
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	27,323
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,697
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,593
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,485
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	37,372
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,829
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,871
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	54,635
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	726,201
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	56,284
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	55
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,293	17,974
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	530,314
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,164
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,908
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		29,433	29,978
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	858
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	124
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	27,133
Goseong Green Energy Co., Ltd.	Power generation	KOREA	2.90%		2,900	2,704
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	3.72%		2,900	2,723
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	12,224
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	51,079
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	666
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,107
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,432
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,585
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,934
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	216
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,668
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,544
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	931
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,596
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	8,000

					2,154,076	4,482,814

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%	￦	11,355	8,640
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	29,081
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,124
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	710
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	21,419
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,485
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,268
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,051
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	215,205
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,499
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	176,929
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,926
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	38,202
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,127
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	246,562
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	5,228
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,628
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,695
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	412
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,009
KODE NOVUS 1 LLC	Power generation	USA	50.00%		19,213	8,908
KODE NOVUS 2 LLC	Power generation	USA	49.00%		12,498	6,922
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,495
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	149,787
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,496
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	40.00%		60,000	56,396
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,762
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	58.59%		18,568	18,179
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		26,888	26,155
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,638
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	434
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	693
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	523
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,320,854	1,323,588

				￦	3,474,930	5,806,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of September 30, 2015, 15.6% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	￦	76,193	71,387
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	28,771
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea (*3)	Resources development	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	35,925
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd.	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,334

					2,095,419	4,341,830

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, continued

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	66.00%	￦	11,355	9,042
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	16,241
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,899
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,409
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				￦	3,368,670	5,508,724

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, continued

(1)	Investments in associates and joint ventures as of September 30, 2015 and December 31, 2014 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
Investees	September 30, 2015		December 31, 2014

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	45,379	60,506
Korea Gas Corporation		751,275	936,495
YTN Co., Ltd.		22,320	23,940
SPC Power Corporation		72,011	65,888
PT. Bayan Resources TBK		444,987	391,463

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won
September 30, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	71,387	—	—	—	7,802	—	—	79,189
Korea Gas Corporation		2,097,539	—	—	(4,725)	64,039	10,529	3,147	2,170,529
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,835)	—	1,016	19,536
YTN Co., Ltd.		39,889	—	—	(90)	(1,033)	(575)	161	38,352
Cheongna Energy Co., Ltd.		28,771	—	—	—	(8,725)	—	—	20,046
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	927	16	—	12,476
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	6,676	—	—	110,820
Korea Power Exchange		198,021	—	—	—	10,289	—	863	209,173
AMEC Partners Korea		200	—	—	—	20	—	—	220
Hyundai Energy Co., Ltd.		35,925	—	—	—	(8,602)	—	—	27,323
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	172	—	—	5,697
Muju Wind Power Co., Ltd.		2,706	—	—	—	(113)	—	—	2,593
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(208)	—	—	3,485
Daeryun Power Co., Ltd.		41,951	—	—	—	(4,579)	—	—	37,372
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	343	—	—	6,829
KNH Solar Co., Ltd.		1,744	—	—	—	125	2	—	1,871
SPC Power Corporation		47,799	—	—	(1,349)	4,473	875	2,837	54,635
Gemeng International Energy Co., Ltd.		667,578	—	—	(35,022)	47,432	89,481	(43,268)	726,201
PT. Cirebon Electric Power		43,335	—	—	—	8,764	4,185	—	56,284
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(856)	(853)	1,709	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(804)	(784)	1,588	—
Dolphin Property Limited		61	—	—	—	(6)	—	—	55
PT. Wampu Electric Power		16,071	2,347	—	—	(1,866)	1,412	10	17,974
PT. Bayan Resources TBK		540,011	—	—	—	(6,795)	(2,902)	—	530,314
S-Power Co., Ltd.		104,244	24,300	—	—	1,620	—	—	130,164
Pioneer Gas Power Limited		50,668	—	—	—	5	1,235	—	51,908
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	5,960	—	—	(85)	1,951	—	29,978
Busan Solar Co., Ltd.		853	—	—	—	5	—	—	858
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Material Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	—	—	—	(65)	—	—	124
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(931)	—	—	27,133
Goseong Green Energy Co., Ltd.		2,586	—	—	—	118	—	—	2,704
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(60)	—	—	2,723
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(3,407)	—	(11)	12,224
Dongducheon Dream Power Co., Ltd. (*)		100,545	—	—	—	(8,180)	—	(41,286)	51,079
KS Solar Corp. Ltd.		325	—	—	—	341	—	—	666
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(634)	—	—	1,107

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Jinbhuvish Power Generation Pvt. Ltd.	￦	8,344	—	—	—	(41)	129	—	8,432
SE Green Energy Co., Ltd.		3,623	—	—	—	(38)	—	—	3,585
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	353	—	—	1,934
Jeongam Wind Power Co., Ltd.		93	880	—	—	(757)	—	—	216
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	378	—	—	1,668
Busan Green Energy Co., Ltd.		—	14,564	—	—	(20)	—	—	14,544
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(69)	—	—	931
Korea Electric Vehicle Charging Service		—	1,596	—	—	—	—	—	1,596
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	—	—	—	8,000

		4,341,830	58,647	—	(52,238)	103,142	104,667	(73,234)	4,482,814

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(402)	—	—	8,640
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(201)	1,768	—	29,081
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	3,775	—	—	20,124
Shuweihat Asia Operation & Maintenance Company		345	—	—	(363)	686	50	(8)	710
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(1,371)	780	21,419
ASM-BG Investicii AD		19,608	—	—	—	1,640	237	—	21,485
RES Technology AD		14,725	—	—	—	424	119	—	15,268
KV Holdings, Inc.		1,902	—	—	—	74	75	—	2,051
KEPCO SPC Power Corporation		190,519	—	—	(11,432)	31,572	7,442	(2,896)	215,205
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,056)	1,088	—	17,499
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	5,026	10,658	(12)	176,929
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(254)	641	—	10,926
Rabigh Electricity Company		8,121	—	—	—	19,348	10,783	(50)	38,202
Rabigh Operation & Maintenance Company		4,628	—	—	—	111	388	—	5,127
Jamaica Public Service Company Limited		226,892	—	—	—	—	—	19,670	246,562
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,308	—	37	5,228
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	344	—	—	3,628
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(714)	—	—	200,695
Global Trade Of Power System Co., Ltd.		343	—	—	—	69	—	—	412
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	(78)	—	—	2,009
KODE NOVUS 1 LLC		12,207	—	—	—	(3,709)	410	—	8,908
KODE NOVUS 2 LLC		8,248	—	—	—	(1,918)	592	—	6,922
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(216)	—	—	3,495
Amman Asia Electric Power Company		122,391	—	—	—	19,262	8,724	(590)	149,787
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,617	—	—	—	(121)	—	—	4,496
Dangjin Echo Power Co., Ltd.		37,837	20,000	—	—	(1,305)	(94)	(42)	56,396
Honam Wind Power Co., Ltd.		3,555	—	—	—	207	—	—	3,762
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,186)	1,493	—	18,179
Chun-cheon Energy Co., Ltd.		—	26,873	—	—	(589)	(129)	—	26,155
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(324)	—	—	2,638
Nghi Son 2 Power Ltd.		102	722	—	—	(406)	(4)	20	434

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others (*)	Ending balance

Kelar S.A	￦	3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(36)	—	29	693
Incheon New Power Co., Ltd.		465	—	—	—	58	—	—	523
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	47,703	(100)	(21,050)	73,389	42,463	14,289	1,323,588

	￦	5,508,724	106,350	(100)	(73,288)	176,531	147,130	(58,945)	5,806,402

(*)	‘Others’ includes ￦41,170 million of assets held-for-sale (note 41).

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578
PT. Cirebon Electric Power		32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

PT. Bayan Resources TBK	￦	579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawa		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co., Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221
Jeonnam Solar Co., Ltd.		696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solar Energy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010
ASM-BG Investicii AD		20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Canada Korea Uranium Limited Partnership	￦	—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited (*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar Power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd.		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd.		249	—	—	—	94	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co., Ltd.		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962
Nghi Son 2 Power Ltd.		—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	1	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	￦	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ￦52,279 million is recognized in profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flow for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows:

In millions of won
September 30, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	676,417	511,051	242,468	16,324
Korea Gas Corporation		42,743,937	32,681,215	19,569,848	300,010
Korea Electric Power Industrial Development Co., Ltd.		153,750	86,383	239,488	9,705
YTN Co., Ltd.		296,986	117,799	79,374	(4,448)
Cheongna Energy Co., Ltd.		444,483	404,707	33,493	(20,183)
Gangwon Wind Power Co., Ltd.		115,510	32,662	16,307	6,182
Hyundai Green Power Co., Ltd.		1,188,844	806,708	362,024	21,203
Korea Power Exchange		234,692	25,520	65,391	9,648
AMEC Partners Korea		1,262	106	358	102
Hyundai Energy Co., Ltd.		535,124	471,456	59,743	(18,647)
Ecollite Co., Ltd.		2,296	345	—	(72)
Taebaek Wind Power Co., Ltd.		49,796	27,006	5,065	691
Muju Wind Power Co., Ltd.		10,373	—	—	(453)
Pyeongchang Wind Power Co., Ltd.		62,903	48,961	—	(829)
Daeryun Power Co., Ltd.		835,474	648,574	186,599	(23,539)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,532	19,768	5,065	1,145
KNH Solar Co., Ltd.		27,602	20,674	3,311	640
SPC Power Corporation		193,598	49,822	49,992	27,926
Gemeng International Energy Co., Ltd.		6,394,606	4,258,719	900,802	94,937
PT. Cirebon Electric Power		1,008,905	804,237	216,904	31,472
KNOC Nigerian East Oil Co., Ltd.		269,209	343,823	—	(5,906)
KNOC Nigerian West Oil Co., Ltd.		163,590	232,122	—	(5,417)
Dolphin Property Limited		262	1	—	(33)
PT Wampu Electric Power		196,772	157,698	13,533	(5,437)
PT. Bayan Resources TBK		1,137,035	975,912	394,808	(13,592)
S-Power Co., Ltd.		937,825	667,940	467,586	3,873
Pioneer Gas Power Limited		295,663	223,931	—	12
Eurasia Energy Holdings		611	1,090	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		420,119	297,693	—	5,257
Busan Solar Co., Ltd.		26,203	21,872	3,025	23
Hadong Mineral Fiber Co., Ltd.		2	20	—	(29)
Green Biomass Co., Ltd.		9,031	10,174	3,557	(787)
PT. Mutiara Jawa		24,319	29,823	1,235	(8,100)
Samcheok Eco Material Co., Ltd.		22,833	—	—	(1,722)
Noeul Green Energy Co., Ltd.		640	20	—	(314)
Naepo Green Energy Co., Ltd.		109,097	565	2,062	(3,726)
Goseong Green Energy Co., Ltd.		94,384	1,148	—	(3,163)
Gangneung Eco Power Co., Ltd.		73,950	703	—	(2,659)
Shin Pyeongtaek Power Co., Ltd.		15,541	17,613	—	(1,352)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,193	2,519	366	80
DS POWER Co., Ltd.		569,430	450,573	25,326	(2,635)
Dongducheon Dream Power Co., Ltd.		1,626,629	1,369,081	711,874	(24,497)
KS Solar Corp. Ltd.		30,895	27,388	3,921	508
Yeongwol Energy Station Co., Ltd.		164,947	153,879	—	—
Jinbhuvish Power Generation Pvt. Ltd.		79,509	21,692	—	(782)
SE Green Energy Co., Ltd.		7,507	—	—	(80)
Daegu Photovoltaic Co., Ltd.		21,415	14,744	3,230	1,218
Jeongam Wind Power Co., Ltd.		836	296	—	(1,835)
Korea Power Engineering Service Co., Ltd.		7,075	1,324	16,981	1,730
Busan Green Energy Co., Ltd.		50,173	20	—	(67)
Jungbu Bio Energy Co., Ltd.		4,934	—	—	(367)
Korea Electric Vehicle Charging Service		5,700	—	—	—
Ulleungdo Natural Energy Co., Ltd.		26,679	29	—	(150)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	￦	17,748	85	—	(531)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		161,038	88,337	11,699	(538)
Shuweihat Asia Power Investment B.V.		41,242	4	—	4,456
Shuweihat Asia Operation & Maintenance Company		1,293	—	1,713	1,246
Waterbury Lake Uranium L.P.		55,705	24	—	—
ASM-BG Investicii AD		95,020	52,051	10,517	3,347
RES Technology AD		84,514	53,979	7,043	918
KV Holdings, Inc.		5,128	—	1	186
KEPCO SPC Power Corporation		485,004	198,827	129,551	43,347
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		385,522	427,646	—	(19,847)
Gansu Datang Yumen Wind Power Co., Ltd.		105,883	62,136	5,732	(3,282)
Datang Chifeng Renewable Power Co., Ltd.		889,954	447,501	74,363	13,186
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		72,378	45,062	5,433	664
Rabigh Electricity Company		2,722,062	2,435,443	217,869	39,296
Rabigh Operation & Maintenance Company		20,262	7,444	14,612	1,090
Jamaica Public Service Company Limited		1,113,115	683,156	69,413	7,452
KW Nuclear Components Co., Ltd.		35,424	23,576	16,217	8,246
Busan Shinho Solar Power Co., Ltd.		52,249	37,737	6,106	1,269
GS Donghae Electric Power Co., Ltd.		1,552,266	961,988	—	(2,100)
Global Trade Of Power System Co., Ltd.		2,200	780	3,965	239
Expressway Solar-light Power Generation Co., Ltd.		21,010	14,083	1,306	129
KODE NOVUS 1 LLC		119,995	111,643	2,953	(7,416)
KODE NOVUS 2 LLC		59,404	45,278	1,654	(3,915)
Daejung Offshore Wind Power Co., Ltd.		7,042	39	—	(319)
Amman Asia Electric Power Company		907,193	657,399	42,649	32,099
KEPCO-ALSTOM Power Electronics Systems, Inc.		53,769	44,953	12,310	(655)
Dangjin Echo Power Co., Ltd.		135,961	235	—	(1,352)
Honam Wind Power Co., Ltd.		41,831	28,970	4,306	699
Nepal Water & Energy Development Company Pty Ltd.		43,487	11,190	—	(469)
Chun-cheon Energy Co., Ltd.		126,633	39,170	—	(1,954)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,242	86,656	2,016	(2,158)
Nghi Son 2 Power Ltd.		1,051	184	—	(798)
Kelar S.A.		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		38,813	36,834	13,823	(101)
Incheon New Power Co., Ltd.		9,883	8,076	2,640	336
Seokmun Energy Co., Ltd.		94,012	94,510	—	(342)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	—	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)
Goseong Green Energy Co., Ltd.		27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615
KS Solar Corp. Ltd.		30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Pvt. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2015 and as of and for the year ended December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Joint ventures>
KEPCO-Uhde Inc.	￦	16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar Power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd.		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd.		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)
Chun-cheon Energy Co., Ltd.		63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A.		222,068	221,210	—	(1,610)
PT. Tanjung Power Indonesia		19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statement as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
September 30, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	165,366	47.80%	79,045	144	—	—	79,189
Korea Gas Corporation		10,062,722	21.57%	2,170,529	—	—	—	2,170,529
Korea Electric Power Industrial Development Co., Ltd.		67,367	29.00%	19,536	—	—	—	19,536
YTN Co., Ltd.		179,187	21.43%	38,400	—	(46)	(2)	38,352
Cheongna Energy Co., Ltd.		39,776	43.90%	17,462	2,584	—	—	20,046
Gangwon Wind Power Co., Ltd.		82,848	15.00%	12,427	—	—	49	12,476
Hyundai Green Power Co., Ltd.		382,136	29.00%	110,820	—	—	—	110,820
Korea Power Exchange		209,172	100.00%	209,173	—	—	—	209,173
AMEC Partners Korea		1,156	19.00%	220	—	—	—	220
Hyundai Energy Co., Ltd.		63,668	46.30%	29,478	—	(1,130)	(1,025)	27,323
Ecollite Co., Ltd.		1,951	36.10%	704	—	—	(704)	—
Taebaek Wind Power Co., Ltd.		22,790	25.00%	5,697	—	—	—	5,697
Muju Wind Power Co., Ltd.		10,373	25.00%	2,593	—	—	—	2,593
Pyeongchang Wind Power Co., Ltd.		13,942	25.00%	3,485	—	—	—	3,485
Daeryun Power Co., Ltd.		186,900	19.45%	36,352	1,014	—	6	37,372
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,764	30.00%	6,829	—	—	—	6,829
KNH Solar Co., Ltd.		6,928	27.00%	1,871	—	—	—	1,871
SPC Power Corporation		143,776	38.00%	54,635	—	—	—	54,635
Gemeng International Energy Co., Ltd.		2,135,887	34.00%	726,201	—	—	—	726,201
PT. Cirebon Electric Power		204,668	27.50%	56,284	—	—	—	56,284
KNOC Nigerian East Oil Co., Ltd.		(74,614)	14.63%	(10,916)	—	—	10,916	—
KNOC Nigerian West Oil Co., Ltd.		(68,532)	14.63%	(10,026)	—	—	10,026	—
Dolphin Property Limited		261	15.00%	39	—	—	16	55
PT Wampu Electric Power		39,074	46.00%	17,974	—	—	—	17,974
PT. Bayan Resources TBK		161,123	20.00%	32,225	498,089	—	—	530,314
S-Power Co., Ltd.		269,885	49.00%	132,244	—	(2,080)	—	130,164
Pioneer Gas Power Limited		71,732	40.00%	28,693	23,147	—	68	51,908
Eurasia Energy Holdings		(479)	40.00%	(192)	—	—	192	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		122,426	25.00%	30,607	100	(439)	(290)	29,978
Busan Solar Co., Ltd.		4,331	19.80%	858	—	—	—	858
Hadong Mineral Fiber Co., Ltd.		(18)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		(1,143)	34.00%	(389)	—	—	389	—
PT. Mutiara Jawa		(5,504)	29.00%	(1,596)	70	—	1,526	—
Samcheok Eco Material Co., Ltd.		22,833	2.67%	610	—	—	(610)	—
Noeul Green Energy Co., Ltd.		620	20.00%	124	—	—	—	124
Naepo Green Energy Co., Ltd.		108,532	25.00%	27,133	—	—	—	27,133
Goseong Green Energy Co., Ltd.		93,236	2.90%	2,704	—	—	—	2,704
Gangneung Eco Power Co., Ltd.		73,247	3.72%	2,725	—	—	(2)	2,723
Shin Pyeongtaek Power Co., Ltd.		(2,072)	40.00%	(829)	—	(430)	1,259	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		674	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		118,857	10.91%	12,967	—	(5,053)	4,310	12,224
Dongducheon Dream Power Co., Ltd.		257,548	33.61%	86,562	—	5,398	(40,881)	51,079
KS Solar Corp. Ltd.		3,507	19.00%	666	—	—	—	666
Yeongwol Energy Station Co., Ltd.		11,068	10.00%	1,107	—	—	—	1,107
Jinbhuvish Power Generation Pvt. Ltd.		57,817	5.16%	2,983	5,450	—	(1)	8,432
SE Green Energy Co., Ltd.		7,507	47.76%	3,585	—	—	—	3,585
Daegu Photovoltaic Co., Ltd.		6,671	29.00%	1,934	—	—	—	1,934

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statement as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
September 30, 2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Jeongam Wind Power Co., Ltd.	￦	540	40.00%	216	—	—	—	216
Korea Power Engineering Service Co., Ltd.		5,751	29.00%	1,668	—	—	—	1,668
Busan Green Energy Co., Ltd.		50,153	29.00%	14,544	—	—	—	14,544
Jungbu Bio Energy Co., Ltd.		4,934	18.87%	931	—	—	—	931
Korea Electric Vehicle Charging Service		5,700	28.00%	1,596	—	—	—	1,596
Ulleungdo Natural Energy Co., Ltd.		26,650	29.85%	7,955	—	—	45	8,000

<Joint ventures>
KEPCO-Uhde Inc.		17,663	50.85%	8,981	—	—	(341)	8,640
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		72,701	40.00%	29,081	—	—	—	29,081
Shuweihat Asia Power Investment B.V.		41,238	49.00%	20,207	—	—	(83)	20,124
Shuweihat Asia Operation & Maintenance Company		1,293	55.00%	711	—	—	(1)	710
Waterbury Lake Uranium L.P.		55,681	40.00%	22,272	—	—	(853)	21,419
ASM-BG Investicii AD		42,969	50.00%	21,485	—	—	—	21,485
RES Technology AD		30,535	50.00%	15,268	—	—	—	15,268
KV Holdings, Inc.		5,128	40.00%	2,051	—	—	—	2,051
KEPCO SPC Power Corporation		286,177	75.20%	215,205	—	—	—	215,205
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(42,124)	30.00%	(12,637)	—	—	12,637	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,747	40.00%	17,499	—	—	—	17,499
Datang Chifeng Renewable Power Co., Ltd.		442,453	40.00%	176,981	—	—	(52)	176,929
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,316	40.00%	10,926	—	—	—	10,926
Rabigh Electricity Company		286,619	40.00%	114,648	—	(76,395)	(51)	38,202
Rabigh Operation & Maintenance Company		12,818	40.00%	5,127	—	—	—	5,127
Jamaica Public Service Company Limited		429,959	40.00%	171,984	130,726	—	(56,148)	246,562
KW Nuclear Components Co., Ltd.		11,848	43.36%	5,137	90	—	1	5,228
Busan Shinho Solar Power Co., Ltd.		14,512	25.00%	3,628	—	—	—	3,628
GS Donghae Electric Power Co., Ltd.		590,278	34.00%	200,695	—	—	—	200,695
Global Trade Of Power System Co., Ltd.		1,420	29.00%	412	—	—	—	412
Expressway Solar-light Power Generation Co., Ltd.		6,927	29.00%	2,009	—	—	—	2,009
KODE NOVUS 1 LLC		8,352	50.00%	4,176	4,732	—	—	8,908
KODE NOVUS 2 LLC		14,126	49.00%	6,922	—	—	—	6,922
Daejung Offshore Wind Power Co., Ltd.		7,003	49.90%	3,495	—	—	—	3,495
Amman Asia Electric Power Company		249,794	60.00%	149,877	—	—	(90)	149,787
KEPCO-ALSTOM Power Electronics Systems, Inc.		8,816	51.00%	4,496	—	—	—	4,496
Dangjin Echo Power Co., Ltd.		135,726	40.00%	54,290	2,696	—	(590)	56,396
Honam Wind Power Co., Ltd.		12,861	29.00%	3,729	32	—	1	3,762
Nepal Water & Energy Development Company Pty Ltd.		32,297	58.59%	18,922	972	—	(1,715)	18,179
Chun-cheon Energy Co., Ltd.		87,463	29.90%	26,151	3	—	1	26,155
Yeonggwangbaeksu Wind Power Co., Ltd.		17,586	15.00%	2,638	—	—	—	2,638
Nghi Son 2 Power Ltd.		867	50.00%	433	—	—	1	434
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,979	35.00%	693	—	—	—	693
Incheon New Power Co., Ltd.		1,807	29.00%	523	—	—	—	523
Seokmun Energy Co., Ltd.		(498)	29.00%	(144)	—	—	144	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statement as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578
PT. Cirebon Electric Power		157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818
Samcheok Eco Material Co., Ltd.		23,831	2.67%	636	—	—	(424)	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co., Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statement as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won
December 31, 2014
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Joint ventures>
KEPCO-Uhde Inc.	￦	13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar Power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd.		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd.		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of September 30, 2015 and as of December 31, 2014, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

Green Biomass Co., Ltd.	￦	264	389	125	125
Shin Pyeongtaek Power Co., Ltd.		541	829	288	288
KEPCO Energy Resource Nigeria Limited		6,279	12,637	6,358	6,358
Chun-cheon Energy Co., Ltd.		(8)	—	8	8
Seokmun Energy Co., Ltd.		90	144	54	54
Kelar S.A		17,389	17,389	—	—
Hadong Mineral Fiber Co., Ltd.		5	5	—	—
PT. Mutiara Jawa		1,526	1,526	—	—
Eurasia Energy Holdings		192	192	—	—

(7)	As of September 30, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

As of September 30, 2015, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, entered into a project financing loan agreement with a limit of ￦450 billion with Korea Development Bank and others, and the Company guaranteed to create a certain amount of sales profit.

Related to the above project financing, NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) has entered into an agreement with Boim Energy Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Boim Energy Co., Ltd. The Company had placed guarantees for a fixed return on the investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company. Also, if dividends to shareholders’ exceed annual revenue, the excessive amount shall be evenly distributed to Boim Energy Co., Ltd. and the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Daeryun Power Co., Ltd.

All shareholders of Daeryun Power Co., Ltd. except for POSCO Engineering & Construction Co., Ltd., have agreed to acquire the shares held by POSCO Engineering & Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder’s percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the Company, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Engineering & Construction Co., Ltd.’s investment, which amounts to ￦6,054 million. In case of a merger of Daeryun Power Co., Ltd., remaining shareholders are obligated to pay the dissident shareholders’ share for their purchase price.

(vi)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders, except for financial investors, decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(viii)	Dongducheon Dream Power Co., Ltd.

In case financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. 5 years after the commencement of commercial operation of the power plant, the Company is obligated to acquire those shares at fair value.

(ix)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(x)	Samcheok Eco Material Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required guarantee the promised yield when preferred stockholders sell their stocks.

(xi)	Seokmun Energy Co., Ltd.

The Company has an obligation to invest additional ￦15 billion to Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.

(xii)	Chun-cheon Energy Co., Ltd.

The Company has an obligation to acquire the converted shares up to un-invested balance when Chun-cheon Energy Co., Ltd. fails to repay the convertible bonds on the maturity date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. Dolphin Property Limited	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of an agency, Consus Asset Management Co., Ltd. based on the loan agreement until the principal of a loan is paid off in full.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Daegu Green Power Co., Ltd.	Only if the condition is met with the loan agreement signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. KEB Hana Bank, the deputy, permits the amount of the payments and dividend.

KS Solar Corp. Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be transferred whole or in partial, except as permitted by the agreement.

Hyundai Green Power Co., Ltd.

- After 15 years from the completion date of facility which is financed by financial investor’s equity investment, the financial investor and the consolidated entity have appraisal right against Hyundai Steel Company (the “Operating investor”) and the Operating investor can also claim against the financial investor to sell their shares.

- After 5 years from the completion date of additional facility, the Operating investor has appraisal right against the consolidated entity and the financial investor when self-generating electricity is more profitable to Hyundai Steel Company’s cash flow rather than this business

- After 5 years from the completion date of the additional facility, if there exists an agreement among those relevant parties, the Operating investor may claim to dispose the entire shares of the consolidated entity and the shares owned by financial investor to the Operating investor or to the third parties which designated by the Operating investor.

- After 25 years from the completion date or when operation of electricity generation business by Hyundai Green Power Co., Ltd. is no longer feasible, the Operating investor may claim to dispose the entire the shares of the consolidated entity and shares owned by financial investor to the Operating investor or to third parties which are designated by the Operating investor.

- After 5 years from the completion date of additional facility, if there reaches no agreement within 60 days, even if price of fuel supply fluctuates due to statutory or other irresistible reasons so that Hyundai Green Power Co., Ltd. would face excessive gain or loss, the Operating investor (consolidated entity and financial investor) may claim the consolidated entity and the financial investor (Operating investor) to dispose (acquire) the entire shares.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	￦	12,271,681	(3,103)	—	—	12,268,578
Buildings		14,371,146	(63,976)	(5,090,641)	(852)	9,215,677
Structures		56,597,285	(193,712)	(17,521,926)	(1,183)	38,880,464
Machinery		55,607,135	(104,759)	(19,273,188)	(36,230)	36,192,958
Ships		4,941	—	(4,080)	—	861
Vehicles		213,403	(34)	(162,907)	—	50,462
Equipment		1,040,430	(853)	(809,293)	—	230,284
Tools		805,113	(662)	(666,348)	—	138,103
Construction-in-progress		36,589,950	(121,005)	—	(38,108)	36,430,837
Finance lease assets		2,385,295	—	(1,852,053)	—	533,242
Asset retirement costs		6,823,543	—	(2,709,377)	—	4,114,166
Others		9,076,234	—	(6,962,766)	—	2,113,468

		￦195,786,156	(488,104)	(55,052,579)	(76,373)	140,169,100

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	December 31, 2014
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	￦	12,238,488	(3,103)	—	—	12,235,385
Buildings		13,631,985	(67,700)	(4,652,109)	(853)	8,911,323
Structures		54,734,376	(196,871)	(16,078,416)	(1,183)	38,457,906
Machinery		52,242,176	(108,750)	(16,735,238)	(46,230)	35,351,958
Ships		5,015	—	(3,930)	—	1,085
Vehicles		208,337	(76)	(157,761)	—	50,500
Equipment		965,806	(1,002)	(754,159)	—	210,645
Tools		776,321	(862)	(623,544)	—	151,915
Construction-in-progress		32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets		2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs		7,849,712	—	(2,495,285)	—	5,354,427
Others		8,599,484	—	(6,380,098)	—	2,219,386

	￦	186,054,570	(502,302)	(49,653,396)	(86,373)	135,812,499

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance

Land	￦	12,238,488	7,291	(177,341)	—	—	203,243	12,271,681
(Government grants)		(3,103)	—	—	—	—	—	(3,103)
Buildings		8,979,023	9,070	(2,581)	(457,573)	—	751,714	9,279,653
(Government grants)		(67,700)	—	—	3,780	—	(56)	(63,976)
Structures		38,654,777	1,471	(265,892)	(1,583,124)	—	2,266,944	39,074,176
(Government grants)		(196,871)	—	1,167	6,868	—	(4,876)	(193,712)
Machinery		35,460,708	314,797	(166,671)	(2,846,988)	(1,205)	3,537,076	36,297,717
(Government grants)		(108,750)	—	932	8,054	—	(4,995)	(104,759)
Ships		1,085	—	—	(225)	—	1	861
Vehicles		50,576	4,013	(16)	(16,069)	—	11,992	50,496
(Government grants)		(76)	—	1	41	—	—	(34)
Equipment		211,647	29,492	(70)	(74,884)	—	64,952	231,137
(Government grants)		(1,002)	—	—	345	—	(196)	(853)
Tools		152,777	14,403	(60)	(48,627)	—	20,272	138,765
(Government grants)		(862)	—	—	200	—	—	(662)
Construction-in-progress		32,379,512	10,255,466	(5,084)	—	—	(6,078,052)	36,551,842
(Government grants)		(123,938)	(15,067)	—	—	—	18,000	(121,005)
Finance lease assets		612,395	—	—	(79,185)	—	32	533,242
Asset retirement cost		5,354,427	—	—	(412,501)	—	(827,760)	4,114,166
Others		2,219,386	20,576	(45)	(575,078)	—	448,629	2,113,468

	￦	135,812,499	10,641,512	(615,660)	(6,074,966)	(1,205)	406,920	140,169,100

(*1)	Korea South-East Power Co., Ltd., a 100% owned subsidiary, has determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the statement of comprehensive income (loss).
(*2)	‘Others’ includes ￦23,272 million of assets held for sale (note 41) comprising land and buildings and the amount is ￦2,906 million and ￦20,366 million respectively.

In millions of won	December 31, 2014
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance

Land	￦	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement cost		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	￦	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

(*1)	Garolim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the statement of comprehensive income (loss).
(*2)	‘Others’ includes ￦2,090,810 million of assets held for sale (note 41) comprising land, buildings, and structures and the amount is ￦2,021,445 million, ￦69,363 million, and ￦2 million, respectively.

19.	Investment Properties

(1)	Investment properties as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	221,024	—	—	—	221,024
Buildings		24,121	(13)	(9,631)	—	14,477

	￦	245,145	(13)	(9,631)	—	235,501

In millions of won	December 31, 2014
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	301,483	—	—	—	301,483
Buildings		26,168	(10)	(10,377)	—	15,781

	￦	327,651	(10)	(10,377)	—	317,264

(2)	Changes in investment properties for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	301,483	—	—	—	—	(80,459)	221,024
Buildings		15,791	—	—	(745)	—	(556)	14,490
(Government grants)		(10)	—	—	—	—	(3)	(13)

	￦	317,264	—	—	(745)	—	(81,018)	235,501

In millions of won	December 31, 2014
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	516,440	—	—	—	—	(214,957)	301,483
Buildings		21,899	—	—	(824)	—	(5,284)	15,791
(Government grants)		(12)	—	—	4	—	(2)	(10)

	￦	538,327	—	—	(820)	—	(220,243)	317,264

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Rental income	￦	4,580	9,423	3,112	7,930
Operating and maintenance expenses related to rental income		(398)	(745)	(209)	(625)

	￦	4,182	8,678	2,903	7,305

(4)	Fair value of investment properties as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Book value		Fair value	Book value	Fair value

Land	￦	221,024	247,529	301,483	342,809
Buildings		14,477	16,353	15,781	16,523

	￦	235,501	263,882	317,264	359,332

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction service contracts for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	16,628,720	1,033,432	(2,585,464)	15,076,688
Kazakhstan EPC and others		452,354	390,284	(240,410)	602,228

	￦	17,081,074	1,423,716	(2,825,874)	15,678,916

(*)	For the nine-month period ended September 30, 2015, the increased balance of contracts from new orders and other is ￦1,520,434 million and the decreased balance of contracts from changes in size of construction is ￦96,718 million.

In millions of won	December 31, 2014
	Beginning Balance		Increase and decrease (*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	18,522,411	548,656	(2,442,347)	16,628,720
Kazakhstan EPC and others		811,005	164,187	(522,838)	452,354

	￦	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ￦831,159 million and the decreased balance of contracts from changes in size of construction is ￦118,316 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE	￦	9,988,631	9,442,033	546,598	—
Kazakhstan EPC and others		1,214,374	1,264,987	(50,613)	—

	￦	11,203,005	10,707,020	495,985	—

In millions of won	December 31, 2014
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE	￦	7,403,167	6,969,719	433,448	—
Kazakhstan EPC and others		1,347,719	1,291,365	56,354	—

	￦	8,750,886	8,261,084	489,802	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE	￦	—	945,448	—	934,799
Kazakhstan EPC and others		103,933	18,319	149,876	1,033

	￦	103,933	963,767	149,876	935,832

(*1)	Included in trade and other receivables, net, in the accompanying consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the accompanying consolidated statements of financial position.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	374,527	(473)	(324,152)	—	49,902
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		32,681	—	(11,553)	—	21,128
Mining rights		487,694	—	(7,195)	—	480,499
Development expenditures		746,476	(6,689)	(693,747)	—	46,040
Intangible assets under development		84,409	(10,652)	—	(12)	73,745
Usage rights of donated assets and other		375,275	(35)	(324,410)	—	50,830
Leasehold rights		19,112	—	(18,358)	—	754
Others		158,737	(1)	(78,092)	(12,224)	68,420

	￦	2,282,309	(17,850)	(1,460,905)	(12,236)	791,318

In millions of won	December 31, 2014
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	￦	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	52,556	6,785	—	(24,114)	—	15,148	50,375
(Government grants)		(488)	—	—	128	—	(113)	(473)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	218	—	(2,270)	—	503	21,128
Mining rights		504,214	12,805	—	—	—	(36,520)	480,499
Development expenditures		55,857	8,019	(5)	(19,149)	—	8,007	52,729
(Government grants)		(8,183)	—	—	2,290	—	(796)	(6,689)
Intangible assets under development		74,909	22,605	—	—	(12)	(13,105)	84,397
(Government grants)		(10,692)	—	—	—	—	40	(10,652)
Usage rights of donated assets and other		57,687	—	—	(6,787)	—	(35)	50,865
(Government grants)		(43)	—	—	8	—	—	(35)
Leasehold rights		779	—	—	(25)	—	—	754
Others		71,734	914	(134)	(4,756)	—	663	68,421
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	821,060	51,346	(139)	(54,729)	(12)	(26,208)	791,318

In millions of won	December 31, 2014
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant intangible assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of Australian dollars
September 30, 2015
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	1,983	2 months ~ 3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,000	7 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System ( KEEPS)	KRW	2,691	1 years and 9 months
	Development of maintenance system for utility plant	KRW	1,225	2 years and 2 months
Intangible assets under development	Contributions to APR NRC DC	KRW	26,153	—
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,579	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	3,174	2 years and 1 months
	Dangjin power plant load facility usage right	KRW	34,629	5 years and 6 months
Others	Shingwangju electricity supply facility usage right	KRW	2,465	3 years and 8 months
	Sillim electricity supply facility usage right	KRW	2,754	6 years and 2 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
December 31, 2014
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System (KEEPS)	KRW	5,381	2 years and 6 months
	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district (sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	3,089	4 years and 5 months
	Sillim electricity supply facility usage right	KRW	2,969	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the nine-month periods ended September 30, 2015 and 2014, the Company recognized research and development expenses of ￦408,334 million and ￦378,304 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Trade payables	￦	1,710,789	—	3,123,341	—
Other trade payables		1,246,660	3,246,117	1,600,102	3,017,428
Accrued expenses		1,139,258	2,423	1,126,357	2,411
Leasehold deposits received		2,445	—	2,020	—
Other deposits received		178,706	105,747	166,143	96,531
Finance lease liabilities		114,897	571,897	109,374	660,061
Dividends payable		1,267	—	1,267	—
Others		—	20,339	—	30,304

	￦	4,394,022	3,946,523	6,128,604	3,806,735

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014
Current liabilities
Short-term borrowings	￦	567,899	658,778
Current portion of long-term borrowings		511,720	455,484
Current portion of debt securities		6,665,909	5,994,205
Less : Current portion of discount on long-term borrowings		(944)	(908)
Less : Current portion of discount on debt securities		(1,762)	(2,807)

		7,742,822	7,104,752

Non-current liabilities
Long-term borrowings		1,923,958	3,490,700
Debt securities		51,105,899	52,359,905
Less : Discount on long-term borrowings		(14,488)	(15,494)
Less : Discount on debt securities		(110,940)	(115,807)
Add : Premium on debt securities		250	271

		52,904,679	55,719,575

	￦	60,647,501	62,824,327

(2)	Short-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of U.S. dollars
September 30, 2015
Type	Creditor	Interest rate (%)	Foreign currency		Local currency

Local short-term borrowings	Woori Investment Bank and others	1.62~2.46		—	￦	502,050
Foreign short-term borrowings	SCNT and others	0.67~6.50	USD	11,490		13,725
Foreign short-term borrowings	HSBC and others	3M Libor+0.35~0.37	USD	21,468		25,643
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12		—		26,481

					￦	567,899

In millions of won and thousands of U.S. dollars
December 31, 2014
Type	Creditor	Interest rate (%)	Foreign currency		Local currency

Local short-term borrowings	KTB Investment Bank	2.12		—	￦	310,000
Local commercial paper	Shinhan Bank and others	2.12~2.20		—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47~6.50	USD	16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate+1.27		—		20,788

					￦	658,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2015
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	￦	6,606
	Facility	2.67~4.60	2023~2028		—		45,144
	Facility	3yr KTB rate-1.25	2027		—		9,000
	Facility	1yr KoFC bond rate +0.20~0.31	2018		—		200,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017		—		500,000
	Facility	3yr KTB rate-1.25	2021~2028		—		10,540
	Facility	4.60	2028		—		18,690
	Energy rationalization	3yr KTB rate-1.25	2019		—		700
	Energy rationalization	3.20~3.70	2016~2022		—		3,835
Korea Industrial Bank	Others	3yr KTB rate-1.25	2016		—		4,000
KEB Hana Bank	PF Refinancing	CD+1.70	2026		—		20,222
	PF Refinancing	4.80	2026		—		12,139
Export-Import Bank of Korea	Project loans	2.00	2026		—		32,408
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2025		—		45,697
	Facility	3yr KTB rate-2.25	2023~2024		—		4,540
	Project loans	—	2022~2027		—		8,677
	Others	3yr KTB rate-2.25	2024~2025		—		13,244
Shinhan Bank and others	Collateral borrowing	2.22	2017				30,000
	Facility	3yr AA- CB rate+ 1.10	2028		—		28,035
	Operating funds	2.70~3.35	2017~2018		—		25,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026		—		20,878
	PF Refinancing	4.80	2026		—		12,139
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		22,120
Others	Facility	4.60~5.80	2025~2028		—		146,281
	Facility	3yr AA- CB rate+ 1.10	2028		—		18,690
	PF Refinancing	4.80	2026		—		17,479
	Others	—	—		—		39,638
	Others	—	2028		—		7,250

							1,314,952

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,784		10,492
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+ 2.60~3.70	2027	JOD	193,536		326,271
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	307,899		367,785
	PF Loan	6M Libor+2.50	2032	USD	51,706		61,763
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	37,572		44,880
	Shareholder’s loan	8.00	2031	JOD	8,498		14,326
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	16,631,460		1,354
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD	42,361		50,600
Others	Others	3M Libor+0.65	2016	USD	195,093		233,039
	Others	—	2019	USD	8,551		10,216

							1,120,726

							2,435,678

Less : Discount of long-term borrowings							(15,432)
Less : Current portion of long-term borrowings							(511,720)
Add : Current portion of discount of long-term borrowings							944

						￦	1,909,470

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2014
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044		—	￦	7,178
	Facility	4.60	2028		—		43,600
	Facility	3yr KTB rate-1.25	2027		—		9,000
	Facility	1yr KoFC bond rate+ 0.20~0.31	2018~2019		—		1,500,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2015~2017		—		900,000
	Facility	3yr KTB rate-1.25	2021~2028		—		11,071
	Facility	4.60	2028		—		20,000
	Energy rationalization	3yr KTB rate-1.25	2019		—		850
	Energy rationalization	3.20~3.70	2016		—		3,835
Korea Industrial Bank	Others	3yr KTB rate-1.25	2016		—		8,000
KEB Hana Bank	PF Refinancing	CD+1.70	2026		—		21,613
	PF Refinancing	4.80	2026		—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026		—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027		—		48,167
	Facility	3yr KTB rate-2.25	2023~2024		—		4,958
	Project loans	—	2022~2027		—		8,677
	Others	3yr KTB rate-2.25	2024~2025		—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate+ 1.10	2028		—		30,000
	Operating	3.35	2017		—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026		—		21,613
	PF Refinancing	4.80	2026		—		11,991
Kookmin Bank	Facility	MOR+0.62	2017		—		6,600
Others	Facility	4.60~5.80	2025~2028		—		157,320
	Facility	3yr AA- CB rate+ 1.10	2028		—		20,000
	PF Refinancing	4.80	2026		—		17,267
	PF Refinancing	CD+1.70	2026		—		523
	Others	—	—		—		38,981
	Others	—	2028		—		7,250

							2,968,028

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,784		9,656
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.60~3.70	2027	JOD	197,907		307,324
	Commercial loan and others	3M Libor+1.50~2.50	2015~2033	USD	308,697		339,320
SCNT and others	Shareholder’s loan	6.50~8.00	2033~2034	USD	35,165		38,654
	Shareholder’s loan	8.00	2031	JOD	8,498		13,197
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	22,307,699		1,970
HSBC and others	Syndicated loan	3M Libor+0.27~1.50	2017~2019	USD	52,949		58,201
Others	Others	3M Libor+0.95	2016	USD	180,893		198,838
	Others	—	2019	USD	10,004		10,996

							978,156

							3,946,184

Less : Discount of long-term borrowings							(16,402)
Less : Current portion of long-term borrowings							(455,484)
Add : Current portion of discount of long-term borrowings							908

						￦	3,475,206

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Local debt securities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2015		December 31, 2014

Electricity Bonds (*)	2008.10.17 ~ 2014.08.27	2015.10.17 ~ 2033.08.06	2.73~7.19	￦	23,800,000	25,820,000
Electricity Bonds	2012.05.29 ~ 2013.06.25	2016.05.29 ~ 2018.06.25	3M CD + 0.25~0.32		910,000	1,160,000
Corporate Bonds	2009.05.04 ~ 2015.09.21	2015.12.02 ~ 2040.12.10	1.90~5.84		20,750,010	19,570,010

					45,460,010	46,550,010

Less : Discount on local debt securities					(42,765)	(43,517)
Less : Current portion of local debt securities					(4,780,000)	(4,400,000)
Add : Current portion of discount on local debt securities					787	611

				￦	40,638,032	42,107,104

(*)	Electricity Bonds 885 (￦40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(5)	Foreign debt securities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96(*1)	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD	249,271	￦	297,756
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		375,929
FY-04	2004.04.23	2034.04.21	5.13	USD	286,920		342,726
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD	650,000		776,425
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		199,358
FY-10	2010.10.05	2015.10.05	3.00	USD	700,000		836,150
FY-10	2010.11.18	2015.11.18	3M Libor+1.20	USD	50,000		59,725
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		955,600
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		2,090,375
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,269,550
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		491,816
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		271,788
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		597,250
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.50~3.57	USD	1,500,000		1,791,750
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.50	USD	500,000		597,250
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		358,350

							12,311,798

Less : Discount on foreign debt securities							(69,937)
Add : Premium on debt securities							249
Less : Current portion of foreign debt securities							(1,885,909)
Add : Current portion of discount on foreign debt securities							975

						￦	10,357,176

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Foreign debt securities as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96(*1)	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37	USD	249,470	￦	274,217
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75 ~ 7.00	USD	314,717		345,937
FY-04(*2)	2004.04.21	2034.04.21	5.13	USD	286,920		315,382
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	5.50 ~ 6.00	USD	650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		184,028
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00 ~ 3.13	USD	1,200,000		1,319,040
FY-10	2010.07.29 ~ 2010.11.18	2015.07.29 ~ 2015.11.18	3M Libor+1.00 ~ 1.64	USD	250,000		274,800
FY-11	2011.07.13 ~ 2011.07.29	2017.01.30 ~ 2021.07.13	3.63 ~ 4.75	USD	800,000		879,360
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.13	USD	1,750,000		1,923,600
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88 ~ 2.88	USD	1,900,000		2,088,480
FY-13	2013.09.26 ~ 2013.10.23	2018.04.23 ~ 2019.03.26	1.50 ~ 1.63	CHF	400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		292,204
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M Libor+0.84 ~ 1.50	USD	500,000		549,600
FY-14	2014.02.11 ~ 2014.12.02	2019.02.11 ~ 2029.07.30	2.38 ~ 2.75	USD	1,500,000		1,648,800
FY-14	2014.01.28 ~ 2014.07.31	2017.01.28 ~ 2017.07.31	3M Libor+0.55 ~ 1.50	USD	500,000		549,600

							11,804,100

Less : Discount on foreign debt securities							(75,097)
Add : Premium on debt securities							272
Less : Current portion of foreign debt securities							(1,594,205)
Add : Current portion of discount on foreign debt securities							2,196

						￦	10,137,266

(*1)	For Yankee 3 in FY-96, early redemption would be executed when the debt security holder requests early redemption between February 1, 2016 (60 days before April 1, 2016) and March 1, 2016 (30 days before April 1, 2016).
(*2)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of September 30, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) under which the Company is committed to purchase an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of September 30, 2015 and December 31, 2014 are as follows and are included in current and non-current trade and other payables, net, in the accompanying consolidated statements of financial position:

In millions of won	September 30, 2015			December 31, 2014
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	182,757	114,897	184,809	109,374
1 ~ 5 years		549,056	410,293	619,828	459,302
More than 5 years		228,250	161,604	294,032	200,759

	￦	960,063	686,794	1,098,669	769,435

(3)	Current and non-current portion of financial lease liabilities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Current finance lease liabilities	￦	114,897	109,374
Non-current finance lease liabilities		571,897	660,061

	￦	686,794	769,435

(4)	Lease payments recognized as an expense as a lessee for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Minimum lease payment	￦	47,387	145,758	57,487	182,525
Contingent rent payment		(4,398)	(13,284)	(4,213)	(13,190)

(5)	The Company does not have any irrevocable operating lease contracts as of September 30, 2015 and December 31, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Net defined benefit obligations	￦	1,652,106	1,268,197
Other long-term employee benefit obligations		8,936	9,218

	￦	1,661,042	1,277,415

(2)	Principal assumptions on actuarial valuation as of September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015	December 31, 2014

Discount rate	2.39% ~ 2.63%	2.86% ~ 4.07%
Future salary and benefit levels	5.43%	5.42%
Weighted average duration	13.65 years	13.24 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Current service cost	￦	77,630	231,801	79,253	233,006
Interest cost		16,741	47,633	26,149	77,331
Expected return on plan assets		(5,474)	(16,310)	(5,438)	(16,664)
Loss from settlement		(420)	(659)	(4,493)	(4,493)

	￦	88,477	262,465	95,471	289,180

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Cost of sales	￦	69,844	193,405	68,199	208,954
Selling and administrative expenses		7,551	38,139	16,719	49,845
Others (Construction-in-progress and others)		11,082	30,921	10,554	30,381

	￦	88,477	262,465	95,472	289,180

In addition, for the nine-month periods ended September 30, 2015 and 2014, employee benefit obligations expenses of ￦41,727 million and ￦29,181 million, respectively, is recognized as cost of sales, and ￦7,489 million and ￦3,619 million, respectively, is recognized as selling and administrative expenses, and ￦10,337 million and ￦8,775 million, respectively relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Present value of defined benefit obligation from funded plans	￦	2,385,006	1,992,447
Fair value of plan assets		(732,900)	(724,250)

		1,652,106	1,268,197

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,652,106	1,268,197

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	1,992,447	2,629,057
Current service cost		231,801	291,115
Interest cost (*)		47,633	97,603
Remeasurement component		164,925	145,648
Past service cost		—	(167,998)
Loss from settlement		(659)	(62,292)
Actual payments		(50,698)	(941,208)
Others		(443)	522

Ending balance	￦	2,385,006	1,992,447

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	724,250	564,552
Expected return		16,310	22,291
Remeasurement component		(2,303)	(6,602)
Contributions by the employers		13,138	231,342
Actual payments		(17,986)	(81,029)
Assets decreased through settlement		—	(6,572)
Others		(509)	268

Ending balance	￦	732,900	724,250

In addition, loss on accumulated remeasurement component amounted to ￦217,705 million and ￦116,705 million has been recognized as other comprehensive loss for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Equity instruments	￦	24,291	41,298
Debt instruments		197,795	163,528
Bank deposit		120,344	108,234
Others		390,470	411,190

	￦	732,900	724,250

For the nine-month period ended September 30, 2015 and for the year ended December 31, 2014, actual returns on plan assets amounted to ￦14,007 million and ￦15,689 million, respectively.

(8)	Remeasurement component recognized in other comprehensive loss for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Actuarial gain from changes in financial assumptions	￦	132,618	218,859
Experience adjustments		32,307	(73,211)
Expected return		2,303	6,602

	￦	167,228	152,250

Remeasurement component recognized as other comprehensive loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Employment benefits	￦	723,376	—	707,310	—
Provision for employment benefits		723,376	—	707,310	—

Litigation		64,609	107,124	116,395	83,894
Litigation provisions		64,609	107,124	116,395	83,894

Decommissioning cost		—	12,700,212	—	13,434,606
Nuclear plants		—	9,601,278	—	10,331,270
Spent fuel		—	1,298,110	—	1,298,749
Waste		—	1,615,093	—	1,604,241
PCBs		—	184,877	—	199,518
Other recovery provisions		—	854	—	828

Others		731,965	10,607	450,481	10,510
Power plant regional support program		143,368	—	120,093	—
Transmission regional support program		227,775	—	—	—
Provisions for tax		—	136	—	649
Provisions for financial guarantee		2,348	3,368	74	3,621
Provisions for RPS		357,669	—	329,562	—
Others		805	7,103	752	6,240

	￦	1,519,950	12,817,943	1,274,186	13,529,010

(2)	Changes in provisions for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	707,310	469,399	(453,160)	(173)	—	723,376
Provision for employment benefits		707,310	469,399	(453,160)	(173)	—	723,376

Litigation		200,289	76,000	(73,518)	(31,038)	—	171,733
Litigation provisions		200,289	76,000	(73,518)	(31,038)	—	171,733

Decommissioning cost		13,434,606	1,008,491	(446,585)	(1,296,580)	280	12,700,212
Nuclear plants		10,331,270	567,164	(576)	(1,296,580)	—	9,601,278
Spent fuel		1,298,749	387,824	(388,463)	—	—	1,298,110
Waste		1,604,241	47,814	(37,242)	—	280	1,615,093
PCBs		199,518	5,663	(20,304)	—	—	184,877
Other recovery provisions		828	26	—	—	—	854

Others		460,991	557,336	(237,079)	(48,316)	9,640	742,572
Power plant regional support program		120,093	37,569	(23,935)	—	9,641	143,368
Transmission regional support program		—	344,503	(116,728)	—	—	227,775
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,021	—	(999)	(1)	5,716
Provisions for RPS		329,562	171,188	(96,050)	(47,031)	—	357,669
Others		6,992	1,055	(366)	227	—	7,908

	￦	14,803,196	2,111,226	(1,210,342)	(1,376,107)	9,920	14,337,893

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won	December 31, 2014
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	777,419	650,788	(615,230)	(105,667)	—	707,310
Provision for employment benefits		777,419	650,788	(615,230)	(105,667)	—	707,310

Litigation		23,720	200,593	(18,371)	(5,653)	—	200,289
Litigation provisions		23,720	200,593	(18,371)	(5,653)	—	200,289

Decommissioning cost		12,568,622	1,270,397	(398,600)	(9,067)	3,254	13,434,606
Nuclear plants		9,887,621	443,987	(338)	—	—	10,331,270
Spent fuel		1,211,440	465,006	(377,697)	—	—	1,298,749
Waste		1,249,062	351,935	(10)	—	3,254	1,604,241
PCBs		219,704	9,436	(20,555)	(9,067)	—	199,518
Other recovery provisions		795	33	—	—	—	828

Others		346,371	350,049	(186,388)	(65,264)	16,223	460,991
Power plant regional support program		112,498	39,943	(44,242)	—	11,894	120,093
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	476	(32)	(5,538)	—	3,695
Provisions for RPS		223,260	308,088	(142,096)	(59,690)	—	329,562
Others		1,175	1,542	(18)	(36)	4,329	6,992

	￦	13,716,132	2,471,827	(1,218,589)	(185,651)	19,477	14,803,196

27.	Government Grants

(1)	Government grants as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Land	￦	(3,103)	(3,103)
Buildings		(63,976)	(67,700)
Structures		(193,712)	(196,871)
Machinery		(104,759)	(108,750)
Vehicles		(34)	(76)
Equipment		(853)	(1,002)
Tools		(662)	(862)
Construction-in-progress		(121,005)	(123,938)
Investment properties		(13)	(10)
Software		(473)	(488)
Development expenditures		(6,689)	(8,183)
Intangible assets under development		(10,652)	(10,692)
Usage rights of donated assets and other		(35)	(43)
Others		(1)	(1)

	￦	(505,967)	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	￦	—	(17,342)	—	—	—	17,342	—
Land		(3,103)	—	—	—	—	—	(3,103)
Buildings		(67,700)	—	—	3,780	—	(56)	(63,976)
Structures		(196,871)	—	—	6,868	1,167	(4,876)	(193,712)
Machinery		(108,750)	—	—	8,054	932	(4,995)	(104,759)
Vehicles		(76)	—	—	41	1	—	(34)
Equipment		(1,002)	—	—	345	—	(196)	(853)
Tools		(862)	—	—	200	—	—	(662)
Construction-in-progress		(123,938)	—	18,000	—	—	(15,067)	(121,005)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	128	—	(113)	(473)
Development expenditures		(8,183)	—	—	2,290	—	(796)	(6,689)
Intangible assets under development		(10,692)	—	40	—	—	—	(10,652)
Usage rights of donated assets and other		(43)	—	—	8	—	—	(35)
Others		(1)	—	—	—	—	—	(1)

	￦	(521,719)	(17,342)	18,040	21,714	2,100	(8,760)	(505,967)

In millions of won	December 31, 2014
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	￦	—	(108,681)	—	—	—	108,681	—
Land		(3,137)	—	—	—	63	(29)	(3,103)
Buildings		(45,396)	—	—	5,040	200	(27,544)	(67,700)
Structures		(193,189)	—	—	8,921	2,018	(14,621)	(196,871)
Machinery		(101,808)	—	—	10,102	423	(17,467)	(108,750)
Vehicles		(83)	—	—	47	—	(40)	(76)
Equipment		(707)	—	—	376	—	(671)	(1,002)
Tools		(312)	—	—	144	55	(749)	(862)
Construction-in-progress		(117,728)	—	35,937	—	—	(42,147)	(123,938)
Investment properties		(13)	—	—	4	—	(1)	(10)
Software		(428)	—	—	154	—	(214)	(488)
Development expenditures		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		(7,792)	—	527	—	170	(3,597)	(10,692)
Usage rights of donated assets and other		(53)	—	—	10	—	—	(43)
Others		(1)	—	—	—	—	—	(1)

	￦	(482,352)	(108,681)	36,464	28,923	2,929	998	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of September 30, 2015 and December 31, 2014 are as follows and included in current and non-current non-financial liabilities in the accompanying consolidated statements of financial position:

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	6,850,016	6,506,639
Increase during the current year / period		510,290	695,235
Recognized as revenue during the current year / period		(279,594)	(351,858)

Ending balance	￦	7,080,712	6,850,016

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current

Advance received	￦	4,978,222	226,854	5,320,722	294,151
Unearned revenue		23,896	69,403	41,822	86,061
Deferred revenue		365,939	6,714,773	347,362	6,502,654
Withholdings		273,783	12,082	258,258	45,221
Others		925,219	18,690	496,192	18,323

	￦	6,567,059	7,041,802	6,464,356	6,946,410

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won except share information
	September 30, 2015
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ￦1,056,176 million are included.

In millions of won except share information
	December 31, 2014
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank ’s ownership of ￦960,800 million are included.

(2)	Details in number of outstanding capital stock for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows.

Number of shares	September 30, 2015	December 31, 2014

Beginning balance	641,964,077	623,034,082
Disposal of treasury stocks	—	18,929,995

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Share premium	￦	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		23,720,167	22,999,359
Retained earnings before appropriations		21,294,501	10,699,378

Retained earnings	￦	46,619,578	35,303,647

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		17,902,718	17,181,910
Reserve for equalizing dividends		210,000	210,000

	￦	23,720,167	22,999,359

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	35,303,647	32,766,086
Net profit for the period attributed to owner of the Company		11,735,006	2,686,873
Changes in equity method retained earnings		1,005	(1,899)
Remeasurement of defined benefit liability (asset), net of tax		(99,098)	(91,340)
Dividend paid		(320,982)	(56,073)

Ending balance	￦	46,619,578	35,303,647

(4)	Dividends paid for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	—	641,964,077	￦	500	320,982

In millions of won	December 31, 2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid

Common shares	641,964,077	18,929,995	623,034,082	￦	90	56,073

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows :

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	(2,131)	(232)
Changes		1,005	(1,899)

Ending balance	￦	(1,126)	(2,131)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period September 30, 2015 and for the year ended December 31, 2014 are as follows :

In millions of won	September 30, 2015		December 31, 2014

Beginning balance	￦	(116,705)	39,591
Changes		(159,314)	(151,610)
Income tax effect		60,216	60,270
Transfer to reserve for business expansion		(1,902)	(64,956)

Ending balance	￦	(217,705)	(116,705)

32.	Hybrid Bonds

Korea Western Power Co., Ltd. and Korea South-East Power Co., Ltd., which are wholly owned subsidiaries of the Company, issued bond-type hybrid securities for the year ended December 31, 2012. Bond-type hybrid securities classified as equity (non-controlling interest) as of September 30, 2015 are as follows:

In millions of won
Issuer	Hybrid Bond	Issued date	Maturity	Yield (%)	Amount

Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000

Expense of Issuance						(1,340)

					￦	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

33.	Other Components of Equity

(1)	Other components of equity of the parent as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Other capital surpluses	￦	1,198,615	1,151,402
Accumulated other comprehensive loss		(59,488)	(202,269)
Other equity		13,294,973	13,294,973

	￦	14,434,100	14,244,106

(2)	Changes in other capital surpluses for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015				December 31, 2014
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal

Beginning balance	￦	387,524	763,878	1,151,402	303,028	527,954	830,982
Disposal of subsidiary		—	58,499	58,499	—	313,117	313,117
Disposal of treasury stocks		—	—	—	111,473	—	111,473
Issuance of share capital of subsidiary		—	2,858	2,858	—	(1,235)	(1,235)
Income tax effect		—	(14,144)	(14,144)	(26,977)	(75,958)	(102,935)

Ending balance	￦	387,524	811,091	1,198,615	387,524	763,878	1,151,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance		￦(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		(19,687)	—	—	—	(19,687)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	143,452	—	—	143,452
Foreign currency translation of foreign operations, net of tax		—	—	21,723	—	21,723
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(2,707)	(2,707)

Ending balance		￦ (54,336)	330,349	(233,918)	(101,583)	(59,488)

In millions of won	December 31, 2014
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total

Beginning balance	￦	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		(97,263)	—	—	—	(97,263)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	4,636	—	—	4,636
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	—	(84,962)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(80,218)	(80,218)

Ending balance	￦	(34,649)	186,897	(255,641)	(98,876)	(202,269)

(4)	Changes in treasury stocks for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
	Shares		Amount	Shares	Amount

Beginning balance	￦	—	—	18,929,995	(741,489)
Disposal of treasury stocks		—	—	(18,929,995)	741,489

Ending balance	￦	—	—	—	—

(5)	Changes in other equity for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended

Sales of goods	￦	14,215,542	40,527,776	102,579	287,820	14,318,121	40,815,596
Electricity		14,062,921	39,956,480	—	—	14,062,921	39,956,480
Heat supply		5,746	150,032	—	—	5,746	150,032
Others		146,875	421,264	102,579	287,820	249,454	709,084
Sales of service		60,030	156,426	68,175	188,150	128,205	344,576
Sales of construction services		52,812	145,168	875,977	2,680,706	928,789	2,825,874
Revenue related to transfer of assets from customers		94,840	279,594	—	—	94,840	279,594

	￦	14,423,224	41,108,964	1,046,731	3,156,676	15,469,955	44,265,640

In millions of won	September 30, 2014
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended

Sales of goods	￦	13,924,491	39,697,374	68,665	199,384	13,993,156	39,896,758
Electricity		13,800,442	39,171,805	—	—	13,800,442	39,171,805
Heat supply		5,882	158,134	—	—	5,882	158,134
Others		118,167	367,435	68,665	199,384	186,832	566,819
Sales of service		51,691	145,115	60,865	174,905	112,556	320,020
Sales of construction services		59,370	155,003	653,706	1,936,042	713,076	2,091,045
Revenue related to transfer of assets from customers		88,755	261,666	—	—	88,755	261,666

	￦	14,124,307	40,259,158	783,236	2,310,331	14,907,543	42,569,489

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Salaries	￦	154,502	464,650	141,390	414,829
Retirement benefit expense		15,390	45,628	18,562	53,464
Welfare and benefit expense		26,861	84,286	12,607	59,726
Insurance expense		2,641	8,026	2,293	8,032
Depreciation		23,758	71,619	17,151	49,918
Amortization of intangible assets		9,059	30,885	9,732	30,494
Bad debt expense (reversal)		7,397	(10,074)	16,848	33,205
Commission		142,101	442,969	115,216	409,593
Advertising expense		5,612	19,391	7,698	17,980
Training expense		1,550	3,708	1,895	4,259
Vehicle maintenance expense		2,654	7,768	2,986	8,839
Publishing expense		580	1,816	558	1,916
Business promotion expense		700	2,419	573	2,155
Rent expense		16,165	35,521	11,404	27,172
Telecommunication expense		5,606	17,539	5,147	16,493
Transportation expense		329	629	90	268
Taxes and dues		4,789	44,354	3,017	42,602
Expendable supplies expense		1,788	5,049	808	1,722
Water, light and heating expense		2,043	7,610	2,507	7,490
Repairs and maintenance expense		9,445	24,824	7,326	20,509
Ordinary development expense		52,371	126,075	37,742	107,319
Travel expense		3,474	10,977	2,391	8,402
Clothing expense		932	2,140	234	2,847
Survey and analysis expense		148	431	139	410
Membership fee		198	868	127	729
Others		32,838	88,190	21,142	68,530

	￦	522,931	1,537,298	439,583	1,398,903

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

36.	Other Income and Expense

(1)	Other income for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Reversal of other provisions	￦	1,266	4,564	1,258	5,100
Reversal of allowance for doubtful accounts		—	—	—	14
Gains on assets contributed		3,182	6,274	640	660
Gains on liabilities exempted		6	2,377	41	841
Compensation and reparations revenue		37,697	124,553	10,858	32,249
Gains on electricity infrastructure development fund		—	—	2,730	17,685
Revenue from research contracts		520	5,051	2,872	5,898
Rental income		49,518	145,304	52,358	143,626
Others		8,068	25,829	6,852	17,217

	￦	100,257	313,952	77,609	223,290

(2)	Other expense for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Accretion expenses of other provisions	￦	46	362	122	251
Depreciation expenses on investment properties		398	745	209	626
Depreciation expenses on idle assets		1,668	5,000	1,663	4,992
Other bad debt expense		5,686	18,669	—	17,653
Donations		4,842	22,004	9,702	19,551
Others		6,156	12,133	1,761	7,741

	￦	18,796	58,913	13,457	50,814

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Other gains
Gains on disposal of property plant, and equipment	￦	8,521,490	8,618,259	17,227	49,735
Gains on disposal of intangible assets		—	32	4	4
Reversal on impairment loss of intangible assets		187	187	—	—
Gains on foreign currency translation		8,565	11,549	366	3,151
Gains on foreign currency transaction		11,997	31,795	7,880	33,788
Insurance proceeds		—	25	—	3,046
Others		33,605	112,118	52,009	144,200

Other losses
Losses on disposal of property plant and equipment		(11,773)	(52,817)	(6,222)	(16,363)
Losses on disposal of intangible assets		—	(5)	(1)	(18)
Impairment loss on property, plant and equipment		—	(1,205)	—	—
Impairment loss on intangible assets		(12)	(12)	(11)	(11)
Losses on foreign currency translation		(3,182)	(13,160)	(8,259)	(10,974)
Losses on foreign currency transaction		(14,415)	(50,047)	(13,056)	(37,934)
Others		(8,101)	(45,223)	(29,145)	(57,355)

	￦	8,538,361	8,611,496	20,792	111,269

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

38.	Finance Income

(1)	Finance income for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Interest income	￦	60,353	165,361	44,625	142,630
Dividends income		646	7,153	259	13,806
Gains on disposal of financial assets		4	4	35,730	35,730
Gains on valuation of derivatives		615,130	854,944	273,157	16,014
Gains on transaction of derivatives		67,096	80,749	1,911	40,124
Gains on foreign currency translation		58,474	129,614	42,955	130,478
Gains on foreign currency transaction		12,401	24,588	31,229	87,093
Others		41	105	—	—

	￦	814,145	1,262,518	429,866	465,875

(2)	Interest income included in finance income for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Cash and cash equivalents	￦	15,519	40,707	14,721	41,557
Available-for-sale financial assets		—	29	108	326
Held-to-maturity investments		30	78	26	64
Loans and receivables		4,734	15,908	6,263	23,192
Short-term financial instrument		12,434	20,966	1,183	4,331
Long-term financial instrument		2,358	7,930	9	199
Trade and other receivables		25,278	79,743	22,315	72,961

	￦	60,353	165,361	44,625	142,630

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Interest expense	￦	482,362	1,560,825	593,133	1,786,901
Losses on sale of financial assets		—	2,983	719	721
Impairment of available-for-sale financial assets		14,500	28,493	312	42,104
Losses on valuation of derivatives		4,155	27,074	27,097	166,758
Losses on transaction of derivatives		7,706	27,029	28,800	117,086
Losses on foreign currency translation		713,043	1,016,989	370,081	56,181
Losses on foreign currency transaction		41,359	49,834	1,300	14,491
Losses on repayment of financial liabilities		33	33	—	199
Others		43	106	—	—

	￦	1,263,201	2,713,366	1,021,442	2,184,441

(2)	Interest expense included in finance expenses for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Trade and other payables	￦	17,198	62,318	25,176	72,317
Short-term borrowings		3,732	11,668	6,382	22,060
Long-term borrowings		27,064	82,980	44,352	134,618
Debt securities		547,689	1,643,708	583,678	1,746,180
Other financial liabilities		119,081	422,767	147,423	440,328

		714,764	2,223,441	807,011	2,415,503

Less: Capitalized borrowing costs		(232,402)	(662,616)	(213,878)	(628,602)

	￦	482,362	1,560,825	593,133	1,786,901

Capitalization rates for the nine-month periods ended September 30, 2015 and 2014 are 2.44% ~ 4.24% and 3.20% ~ 3.99%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won
	September 30, 2015		September 30, 2014
Current income tax expense
Payment of income tax	￦	2,175,431	826,614
Adjustment due to changes in estimates related to prior years		(26,325)	46,632
Current income tax directly recognized in equity		30,355	36,152

		2,179,461	909,398

Deferred income tax expense
Generation and realization of temporary differences		(229,416)	90,702
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		79,567	9,217
Changes in deferred tax on tax losses incurred during the period		2,375,307	371,393
Tax credit carry forwards		19,822	14,245

		2,245,280	485,557

Income tax expense	￦	4,424,741	1,394,955

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income tax for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won
	September 30, 2015		September 30, 2014

Income before income tax	￦	16,266,126	3,716,787

Income tax expense computed at applicable tax rate of 24.2%		3,936,402	899,462

Adjustments
Additional payment of income taxes or receipt of income tax refunds		(1,585)	1,675
Effect of applying gradual tax rate		(3,500)	(1,269)
Effect of non-taxable income		(5,836)	(32,931)
Effect of non-deductible expenses		15,157	9,316
Effects of tax credits and deduction		(29,490)	(14,875)
Recognition (reversal) of unrecognized deferred tax, net		79,526	(7,514)
Deferred income tax related to investments in subsidiaries and associates		458,812	552,594
Others, net		(24,745)	(11,503)

		488,339	495,493

Income tax expense	￦	4,424,741	1,394,955

Effective tax rate		27.2%	37.50%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive loss) for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015		September 30, 2014

Dividends of hybrid securities	￦	3,940	3,943
Loss on disposal of investments in subsidiaries		(14,144)	(44,552)

	￦	(10,204)	(40,609)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015		September 30, 2014

Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	￦	(5,443)	4,446
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		1,455	37,621
Remeasurements of defined benefit obligations		60,216	54,771
Investments in associates		(3,220)	(12,412)
Others		(12,449)	(7,665)

	￦	40,559	76,761

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	352,934	34,816	60,216	—	447,966
Cash flow hedge		51,355	(112,457)	1,455	—	(59,647)
Investments in associates or subsidiaries		(5,769,627)	(339,062)	(15,669)	(14,144)	(6,138,502)
Property, plant and equipment		(5,979,862)	566,668	—	—	(5,413,194)
Finance lease		(197,097)	(72,994)	—	—	(270,091)
Intangible assets		12,309	(2,691)	—	—	9,618
Financial assets at fair value through profit or loss		2,840	(2,324)	—	—	516
Available-for-sale financial assets		(41,836)	(8,208)	(5,443)	—	(55,487)
Deferred revenue		230,644	(14,471)	—	—	216,173
Provisions		3,459,775	(139,593)	—	—	3,320,182
Doubtful receivables		1,356	(6)	—	—	1,350
Other finance liabilities		23,236	2,188	—	3,940	29,364
Gains (losses) on foreign exchange translation		53,794	92,234	—	—	146,028
Allowance for doubtful accounts		15,452	5,540	—	—	20,992
Accrued income		(3,246)	(4,708)	—	—	(7,954)
Special deduction for property, plant and equipment		(194,674)	2	—	—	(194,672)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	10,017	—	—	(25,482)
Others		460,019	37,399	—	—	497,418

		(7,471,407)	(34,370)	40,559	(10,204)	(7,475,422)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(65,087)	—	—	33,199

		2,274,461	(2,241,265)	—	—	33,196

	￦	(5,196,946)	(2,275,635)	40,559	(10,204)	(7,442,226)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows, continued:

In millions of won	December 31, 2014
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	518,681	(218,342)	52,595	—	352,934
Cash flow hedge		51,991	(51,674)	51,038	—	51,355
Investments in associates or subsidiaries		(5,227,034)	(435,528)	(31,107)	(75,958)	(5,769,627)
Property, plant and equipment		(6,061,613)	81,751	—	—	(5,979,862)
Finance lease		(142,081)	(55,016)	—	—	(197,097)
Intangible assets		10,242	2,067	—	—	12,309
Financial assets at fair value through profit or loss		83,645	(80,805)	—	—	2,840
Available-for-sale financial assets		(101,088)	33,104	26,148	—	(41,836)
Deferred revenue		244,806	(14,162)	—	—	230,644
Provisions		3,150,908	308,867	—	—	3,459,775
Doubtful receivables		59	1,297	—	—	1,356
Other finance liabilities		25,856	(7,876)	—	5,256	23,236
Gains (losses) on foreign exchange translation		(19,164)	72,958	—	—	53,794
Allowance for doubtful accounts		7,314	8,138	—	—	15,452
Accrued income		(1,248)	(1,998)	—	—	(3,246)
Special deduction for property, plant and equipment		(194,785)	111	—	—	(194,674)
Impairment of non-current assets		86,720	—	—	—	86,720
Treasury stocks		—	26,976	—	(26,976)	—
Reserve for research and human development		(43,143)	7,644	—	—	(35,499)
Others		409,436	42,442	8,141	—	460,019

		(7,200,498)	(280,046)	106,815	(97,678)	(7,471,407)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	(325,174)	—	—	2,176,175
Tax credit		56,099	42,187	—	—	98,286

		2,557,448	(282,987)	—	—	2,274,461

	￦	(4,643,050)	(563,033)	106,815	(97,678)	(5,196,946)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Deferred income tax assets	￦	651,208	526,934
Deferred income tax liabilities		(8,093,434)	(5,723,880)

	￦	(7,442,226)	(5,196,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Deductible temporary differences	￦	442,029	448,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Land (*1,2,3)	￦	2,906	2,021,445
Building (*1,2,3)		20,366	69,363
Structures (*2,3)		—	2
Investments in associates (*4)		41,170	—

	￦	64,442	2,090,810

(*1)	The Company moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered into a contract with Hyundai Motor and two of its affiliates to sell the buildings and land of the Company’s headquarters in Seoul on September 26, 2014. The Company reclassified the buildings and land as held-for-sales assets when the construction of the Naju headquarters was completed in 2014. The total sales value amounted to ￦10.55 trillion and the ownership has transferred on September 25, 2015.
(*2)	KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of the Company, moved its headquarters to Naju, Jeollanam-do, in November, 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered in to a contract with TmaxSoft Co., Ltd. to sell its head office in Seongnam on March 11, 2015. The total sales value amounted to ￦71 billion and the ownership has transferred on August 27, 2015. The Company recognized a gain of ￦36,407 million on disposal of assets held-for-sale for the nine-month periods ended September 30, 2015.
(*3)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development, and has already transferred the head office to Kimchun, Kyungsangbukdo. The Company believes that the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation and the asset is disposable immediately through ordinary transactions. Moreover, the entity is actively planning and searching for a purchaser through public bidding of Electronic Asset Disposal System operated by Korea Asset Management Corporation, and reclassified buildings, land and structures as assets held-for-sale since the requirement of disposal is expected to be satisfied within a year.
(*4)	Book value of 15% shares in Dongducheon Dream Power Co., Ltd., a subsidiary of the Company, owned by Korea Western Power Co., Ltd., has been reclassified to assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	11,365,128	11,365,128
Salaries		464,650	2,115,183	2,579,833
Retirement benefit expense		45,628	235,132	280,760
Welfare and benefit expense		84,286	314,800	399,086
Insurance expense		8,026	66,873	74,899
Depreciation		71,619	5,998,347	6,069,966
Amortization of intangible assets		30,885	23,844	54,729
Bad debt expense (reversal)		(10,074)	—	(10,074)
Commission		442,969	248,567	691,536
Advertising expense		19,391	5,036	24,427
Training expense		3,708	6,572	10,280
Vehicle maintenance expense		7,768	6,315	14,083
Publishing expense		1,816	2,530	4,346
Business promotion expense		2,419	2,877	5,296
Rent expense		35,521	103,967	139,488
Telecommunication expense		17,539	55,806	73,345
Transportation expense		629	3,962	4,591
Taxes and dues		44,354	308,735	353,089
Expendable supplies expense		5,049	19,842	24,891
Water, light and heating expense		7,610	19,345	26,955
Repairs and maintenance expense		24,824	1,176,321	1,201,145
Ordinary development expense		126,075	282,259	408,334
Travel expense		10,977	38,994	49,971
Clothing expense		2,140	2,291	4,431
Survey and analysis expense		431	1,809	2,240
Membership fee		868	6,170	7,038
Power purchase		—	8,592,026	8,592,026
Others		88,190	3,057,669	3,145,859

	￦	1,537,298	34,060,400	35,597,698

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2015 and 2014 are as follows, continued:

In millions of won	September 30, 2014
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	15,112,262	15,112,262
Salaries		414,829	1,939,223	2,354,052
Retirement benefit expense		53,464	238,135	291,599
Welfare and benefit expense		59,726	220,925	280,651
Insurance expense		8,032	51,597	59,629
Depreciation		49,918	5,668,339	5,718,257
Amortization of intangible assets		30,494	27,677	58,171
Bad debt expense		33,205	—	33,205
Commission		409,593	232,084	641,677
Advertising expense		17,980	4,348	22,328
Training expense		4,259	6,809	11,068
Vehicle maintenance expense		8,839	6,947	15,786
Publishing expense		1,916	2,385	4,301
Business promotion expense		2,155	2,769	4,924
Rent expense		27,172	85,629	112,801
Telecommunication expense		16,493	51,175	67,668
Transportation expense		268	2,396	2,664
Taxes and dues		42,602	191,688	234,290
Expendable supplies expense		1,722	16,702	18,424
Water, light and heating expense		7,490	21,713	29,203
Repairs and maintenance expense		20,509	1,006,245	1,026,754
Ordinary development expense		107,319	270,985	378,304
Travel expense		8,402	33,309	41,711
Clothing expense		2,847	1,517	4,364
Survey and analysis expense		410	1,655	2,065
Membership fee		729	5,824	6,553
Power purchase		—	8,895,758	8,895,758
Others		68,530	2,154,542	2,223,072

	￦	1,398,903	36,252,638	37,651,541

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In won
Type	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Basic earnings per share	￦	14,377	18,280	2,483	3,586

(2)	Diluted earnings per share for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In won
Type	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Diluted earnings per share	￦	14,377	18,280	2,483	3,586

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won except number of shares
Type	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Controlling interest in net income	￦	9,229,740	11,735,006	1,547,434	2,234,448
Income used in the calculation of total basic earnings per share		9,229,740	11,735,006	1,547,434	2,234,448
Weighted average number of common shares		641,964,077	641,964,077	623,034,082	623,034,082

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Profit used in the calculation of total diluted earnings perform the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won
Type	September 30, 2015			September 30, 2014
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended

Earnings used in the calculation of total diluted earnings per share	￦	9,229,740	11,735,006	1,547,434	2,234,448

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

43.	Earnings Per Share, Continued

(4)	Diluted earnings per share, continued:

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In number of shares
Type	September 30, 2015		September 30, 2014
	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

Weighted average number of common shares	641,964,077	641,964,077	623,034,082	623,034,082
Diluted weighted average number of shares	641,964,077	641,964,077	623,034,082	623,034,082

(5)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the three and nine-month periods ended September 30, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Total borrowings and debt securities	￦	60,647,501	62,824,327
Cash and cash equivalents		(5,174,398)	(1,796,300)

Net borrowings and debt securities		55,473,103	61,028,027

Total shareholder’s equity		66,385,065	54,825,010

Debt to equity ratio		83.56%	111.31%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to certain hedge risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015		December 31, 2014

Cash and cash equivalents	￦	5,174,398	1,796,300
Derivative assets (trading)		158,012	65,849
Available-for-sale financial assets		669,627	715,151
Held-to-maturity investments		3,595	3,614
Loans and receivables		693,144	623,997
Long-term/short-term financial instruments		6,022,530	704,462
Derivative assets (using hedge accounting)		713,463	104,276
Trade and other receivables		8,405,136	9,422,219
Financial guarantee contracts (*)		309,935	148,522

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of September 30, 2015 are as follows:

In thousands of U.S. dollars
Type	Company	Currency	Amounts

Joint ventures	KEPCO SPC Power Corporation	USD	116,368
Joint ventures	PT. Tanjung Power Indonesia	USD	10,500
Joint ventures	Kelar S.A	USD	132,600

			259,468

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won		September 30, 2015			December 31, 2014
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	￦	318,126	(278,607)	244,516	(222,706)
Discount rate	Increase (decrease) in defined benefit obligation		(270,915)	320,880	(221,728)	260,991

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the nine-month periods ended September 30, 2015 and 2014 are ￦5,432 million and ￦4,236 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2015 and December 31, 2014 are as follows:

Type	Accounts	September 30, 2015	December 31, 2014

PCBs	Inflation rate	2.79%	2.79%
	Discount rate	3.78%	3.78%
Nuclear plants	Inflation rate	1.40%	2.93%
	Discount rate	3.55%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won		September 30, 2015			December 31, 2014
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	￦	(939)	946	(1,058)	1,066
	Nuclear plants		(201,838)	207,294	(221,795)	227,773
	Spent fuel		(49,459)	51,379	(49,483)	51,404
Inflation rate	PCBs		1,106	(1,099)	1,076	(1,069)
	Nuclear plants		218,803	(213,218)	251,588	(244,964)
	Spent fuel		52,121	(50,242)	52,147	(50,267)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2015 and December 31, 2014 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

AUD	164	196	600,199	542,292
BWP	326	—	—	—
CAD	—	1	—	244
EUR	5,167	2,097	1,656	4,087
IDR	—	273,738	—	17,288
MXN	7,705	7,637	—	122
PHP	159,963	196,696	25,358	17,962
SAR	1,119	1,044	—	—
USD	1,160,638	1,211,513	10,130,650	7,415,050
INR	1,065,710	683,074	181,870	173,753
PKR	194,282	167,747	3,282	2,037
MGA	1,896,043	2,183,910	84,912	69,199
JPY	1,482,960	1,048,413	20,388,643	20,023,572
KZT	178,831	551,684	—	—
GBP	—	—	5	90
CHF	—	—	400,197	399,634
AED	3,966	3,965	991	1,136
ZAR	211	146	—	—
JOD	1,738	1,080	—	1
BDT	46,653	47,167	738	314
SEK	—	—	—	196

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	￦	(1,186,361)	1,186,361	(790,483)	790,483
Increase (decrease) of shareholder’s equity (*)		(1,186,361)	1,186,361	(790,483)	790,483

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2015 and December 31, 2014.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
Type	September 30, 2015		December 31, 2014

Short-term borrowings	￦	52,126	20,788
Long-term borrowings		1,944,374	3,506,989
Debt securities		2,164,225	2,534,000

	￦	4,160,725	6,061,777

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	(41,607)	41,607	(60,618)	60,618
Increase (decrease) of shareholder’s equity (*)		(41,607)	41,607	(60,618)	60,618

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won	September 30, 2015			September 30, 2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	399,565	(399,565)	391,718	(391,718)
Increase (decrease) of shareholder’s equity (*)		399,565	(399,565)	391,718	(391,718)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2015 and December 31, 2014. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	September 30, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,757	177,152	371,904	228,250	960,063
Trade and other payables		4,279,125	342,690	612,969	2,418,967	7,653,751
Financial guarantee contracts (*)		172,127	32,252	105,556	—	309,935

	￦	14,496,450	11,805,040	24,732,952	31,213,783	82,248,225

In millions of won	December 31, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	9,219,013	8,888,723	27,584,208	30,253,070	75,945,014
Finance lease liabilities		184,809	182,072	437,756	294,032	1,098,669
Trade and other payables		6,019,230	318,466	570,988	2,257,220	9,165,904
Financial guarantee contracts (*)		35,449	29,678	83,395	—	148,522

	￦	15,458,501	9,418,939	28,676,347	32,804,322	86,358,109

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2015 and December 31, 2014 are ￦5,716 million and ￦3,695 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of September 30, 2015 and December 31, 2014 in detail are as follows:

In millions of won	September 30, 2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	5,174,398	—	—	—	5,174,398
Available-for-sale financial assets		—	—	—	669,627	669,627
Held-to-maturity investments		163	3,432	—	—	3,595
Loans and receivables		103,888	219,663	412,586	9,128	745,265
Long-term/short-term financial instruments		5,318,139	871	703,123	397	6,022,530
Trade and other receivables		6,539,706	825,384	971,163	78,251	8,414,504

	￦	17,136,294	1,049,350	2,086,872	757,403	21,029,919

In millions of won	December 31, 2014
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	1,796,300	—	—	—	1,796,300
Available-for-sale financial assets		—	—	—	715,151	715,151
Held-to-maturity investments		265	3,336	13	—	3,614
Loans and receivables		68,910	176,600	425,082	9,928	680,520
Long-term/short-term financial instruments		100,099	740	603,308	315	704,462
Trade and other receivables		7,700,166	830,863	824,966	76,104	9,432,099

	￦	9,665,740	1,011,539	1,853,369	801,498	13,332,146

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	￦	(37,379)	(51,997)	(53,993)	—	(143,369)
- Hedging		(3,186)	(2,588)	(57,908)	(70,843)	(134,525)

	￦	(40,565)	(54,585)	(111,901)	(70,843)	(277,894)

In millions of won	December 31, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	￦	(66,580)	(15,289)	(108,717)	(11,301)	(201,887)
- Hedging		(3,070)	(31,441)	(70,384)	(84,815)	(189,710)

	￦	(69,650)	(46,730)	(179,101)	(96,116)	(391,597)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cashflows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets (*1)	￦	669,627	669,627	715,151	715,151
Derivative assets (trading)		158,012	158,012	65,849	65,849
Derivative assets (using hedge accounting)		713,463	713,463	104,276	104,276
Long-term financial instruments		704,391	704,391	604,363	604,363
Short-term financial instruments		5,318,139	5,318,139	100,099	100,099

		7,563,632	7,563,632	1,589,738	1,589,738

Assets carried at amortized cost
Held-to-maturity investments		3,595	3,595	3,614	3,614
Loans and receivables		693,144	693,144	623,997	623,997
Trade and other receivables		8,405,136	8,405,136	9,422,219	9,422,219
Cash and cash equivalents		5,174,398	5,174,398	1,796,300	1,796,300

		14,276,273	14,276,273	11,846,130	11,846,130

Liabilities recognized at fair value
Derivative liabilities (trading)		56,388	56,388	164,931	164,931
Derivative assets (using hedge accounting)		134,483	134,483	172,877	172,877

		190,871	190,871	337,808	337,808

Liabilities carried at amortized cost
Secured borrowings		1,080,411	1,080,411	941,823	941,823
Unsecured bond		57,659,356	62,320,726	58,235,767	61,816,897
Finance lease liabilities		686,794	686,794	769,435	769,435
Unsecured borrowings		1,881,253	1,904,283	3,625,949	3,731,331
Trade and other payables (*2)		7,653,751	7,653,751	9,165,904	9,165,904
Bank overdraft		26,481	26,481	20,788	20,788

	￦	68,988,046	73,672,446	72,759,666	76,446,178

(*1)	Book values of equity securities held by the Company that were measured at cost as of September 30, 2015 and December 31, 2014 are ￦292,683 million and ￦299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2015 and December 31, 2014 are as follows:

Type	September 30, 2015	December 31, 2014

Derivatives	0.36% ~ 4.16%	0.04% ~ 2.78%
Borrowings and debt securities	0.23% ~ 5.80%	0.16% ~ 5.80%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	208,311	—	168,633	376,944
Derivative assets		—	871,475	—	871,475

		208,311	871,475	168,633	1,248,419

Financial liabilities at fair value
Derivative liabilities		—	190,870	—	190,870

In millions of won	December 31, 2014
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	247,215	—	168,627	415,842
Derivative assets		—	170,125	—	170,125

		247,215	170,125	168,627	585,967

Financial liabilities at fair value
Derivative liabilities		—	337,806	—	337,806

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014 are as follows:

In millions of won	September 30, 2015
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	168,627	—	—	6	—	—	168,633

In millions of won	December 31, 2014
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	171,304	—	—	(2,677)	—	—	168,627
Debt securities		14,655	—	—	—	(14,655)	—	—

45.	Service Concession Arrangements

(1)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(2)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(3)	The Company’s expected future collections of service concession arrangements as of September 30, 2015 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	124,770
1~ 2 years		124,770
2~ 3 years		124,770
Over 3 years		457,493

	￦	831,803

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of September 30, 2015 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (77 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Australia Pty., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd. KEPCO Middle East Holding Company, Qatrana Electric Power Company, KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., Korea Waterbury Uranium Limited Partnership, KEPCO Canada Uranium Investment Limited Partnership, Korea Electric Power Nigeria Ltd., KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT. Cirebon Power Service, KOWEPO International Corporation, KOSPO Jordan LLC, EWP Philippines Corporation, EWP America Inc., EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, KNF Canada Energy Limited, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, California Power Holdings, LLC, Gyeonggi Green Energy Co., Ltd., PT. Tanggamus Electric Power, Gyeongju Wind Power Co., Ltd., KOMIPO America Inc., EWPRC Biomass Holdings, LLC, KOSEP USA, INC., PT. EWP Indonesia, KOWEPO America LLC., KEPCO Netherlands J3 B.V., Korea Offshore Wind Power Co., Ltd., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KOSEP Material Co., Ltd., Commerce and Industry Energy Co., Ltd., KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA., PT. KOWEPO Sumsel Operation And Maintenance Services, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company

Associates (54 associates)	Daegu Green Power Co., Ltd., Korea Gas Corporation, Korea Electric Power Industrial Development Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, PT Wampu Electric Power, PT. Bayan Resources TBK, S-Power Co., Ltd., Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., PT. Mutiara Jawa, Heang Bok Do Si Photovoltaic Power Co., Ltd., DS POWER Co., Ltd., Dongducheon Dream Power Co., Ltd., KS Solar Corp. Ltd., Yeongwol Energy Station Co., Ltd., Jinbhuvish Power Generation Pvt. Ltd., SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Goseong Green Energy Co. Ltd., Naepo Green Energy Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Gangneung Eco Power Co., Ltd., Noeul Green Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO-Uhde Inc., Eco Biomass Energy Sdn. Bhd., Datang Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, KV Holdings, Inc., KEPCO SPC Power Corporation, Canada Korea Uranium Limited Partnership, KEPCO Energy Resource Nigeria Limited, Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Datang KEPCO Chaoyang Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company, Jamaica Public Service Company Limited, KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd, KODE NOVUS 1 LLC., KODE NOVUS 2 LLC., Daejung Offshore Wind Power Co., Ltd., Amman Asia Electric Power Company, KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd.,, Honam Wind Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., Kelar S.A, PT. Tanjung Power Indonesia, Incheon New Power Co., Ltd., Seokmun Energy Co., Ltd., Nghi Son 2 Power Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd.

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed herein.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2015		September 30, 2014

<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	805	1,006
Dongducheon Dream Power Co., Ltd.	Rental income and others		11,249	9,249
Korea Gas Corporation	Electricity sales		63,994	61,393
Jeongam Wind Power Co., Ltd.	Service		8	7
Korea Power Engineering Service Co., Ltd.	Service		1,138	—
Yeongwol Energy Station Co., Ltd.	Service		610	3,374
KS Solar Corp., Ltd.	Electricity sales		15	8
Korea Electric Power Industrial Development Co., Ltd.	Service		9,923	12,586
DS POWER Co., Ltd.	Construction revenue		88,962	72,252
Goseong Green Energy Co., Ltd.	Property sales		7,071	3,900
Gangneung Eco Power Co., Ltd.	Service		7,382	2,305
Shin Pyeongtaek Power Co., Ltd.	Rental income and others		4,448	—
Naepo Green Energy Co., Ltd.	Electricity sales		48	—
YTN Co., Ltd.	Electricity sales		1,358	6,880
Busan Green Energy Co., Ltd.	Electricity sales		1	—
Cheongna Energy Co., Ltd.	Service		18,378	7,887
Gangwon Wind Power Co., Ltd.	Electricity sales		1,005	2,124
Hyundai Green Power Co., Ltd.	Service and dividend income		13,578	13,683
Korea Power Exchange	Service		2,523	9,327
Hyundai Energy Co., Ltd.	Service		17,631	45,846
Taebaek Wind Power Co., Ltd.	Service		593	1,522
Pyeongchang Wind Power Co., Ltd.	Design Service		60	85
Daeryun Power Co., Ltd.	Electricity sales		1,367	1,162
Changjuk Wind Power Co., Ltd.	Electricity sales		513	1,815
KNH Solar Co., Ltd.	Electricity sales		13	13
S-Power Co., Ltd.	Service		5,420	1,625
Busan Solar Co., Ltd.	Electricity sales		12	13
Green Biomass Co., Ltd.	Service		50	—
SPC Power Corporation	Dividend income		1,352	—
PT. Bayan Resources TBK	Service		136	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		425	—

<Joint ventures>
KEPCO SPC Power Corporation	Service		15,607	7,093
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		993	502
Dangjin Echo Power Co., Ltd.	Technical fee		10	6
Honam Wind Power Co., Ltd.	Electricity sales		48	57
Seokmun Energy Co., Ltd.	Technical fee		1,324	—
Incheon New Power Co., Ltd.	Construction Revenue		259	6,390
Chun-cheon Energy Co., Ltd.	Technical fee		1,619	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		536	—
KW Nuclear Components Co., Ltd.	Service		1,615	371
GS Donghae Electric Power Co., Ltd.	Service		2,981	2,789
Busan Shinho Solar Power Co., Ltd.	Electricity sales		17	18
Global Trade Of Power System Co., Ltd.	Electricity sales		—	39
Datang Chifeng Renewable Power Co., Ltd.	Interest income		9,073	1,453
Rabigh Electricity Company	Electricity sales		259	—
Rabigh Operation & Maintenance Company	Service		—	2,822
Shuweihat Asia Operation & Maintenance Company	Dividend income		507	—
Jamaica Public Service Company Limited	Repair Service		2,289	4,249
Amman Asia Electric Power Company	Service		28,386	10,890
Kelar S. A	Service		5,666	2,041

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2015 and 2014 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2015		September 30, 2014

<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	240,016	—
Dongducheon Dream Power Co., Ltd.	Rental income and others		711,874	—
Korea Gas Corporation	Purchase of power generation fuel		3,796,417	7,755,393
Daegu Photovoltaic Co., Ltd.	REC Purchase		3,071	2,852
Korea Power Engineering Service Co., Ltd.	Service		2,791	—
Yeongwol Energy Station Co., Ltd.	REC Purchase		8,974	—
KS Solar Corp., Ltd.	REC Purchase		5,010	3,653
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental Fee and others		362	70
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		199,442	187,427
YTN Co., Ltd.	Advertisement fee		202	142
Gangwon Wind Power Co., Ltd.	Electricity purchase		16,311	19,014
Hyundai Green Power Co., Ltd.	Electricity purchase		345,300	336,451
Korea Power Exchange	Trading Fees		60,771	64,264
Hyundai Energy Co., Ltd.	Electricity purchase		1,441	2,160
Taebaek Wind Power Co., Ltd.	REC Purchase		5,065	9,386
Daeryun Power Co., Ltd.	Electricity sales		183,059	—
Changjuk Wind Power Co., Ltd.	Electricity purchase		5,065	9,631
KNH Solar Co., Ltd.	Electricity sales		3,509	3,758
S-Power Co., Ltd.	Service		454,921	—
Busan Solar Co., Ltd.	Electricity sales		3,549	3,695
Green Biomass Co., Ltd.	Woodchip purchase		3,243	1,172

<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		44,369	176
Honam Wind Power Co., Ltd.	Electricity purchase		4,306	3,109
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		846	—
Busan Shinho Solar Power Co., Ltd.	REC Purchase		6,106	6,111
Global Trade Of Power System Co., Ltd.	Plant facility purchase		192	64
Expressway Solar-light Power Co., Ltd.	Electricity purchase		2,689	3,078
Jamaica Public Service Company Limited	Service		78	149
Amman Asia Electric Power Company	Service		125	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014

<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	94	90	—	—
	Trade payables		—	—	18,704	—
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,388	1,124	—	—
	Non-trade receivables and others		21	—	—	—
Korea Gas Corporation	Trade receivables		4,961	8,746	—	—
	Non-trade receivables and others		291	152	—	—
	Trade payables		—	—	492,237	1,104,075
	Non-trade payables and others		—	—	188	—
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	1	1
Korea Power Engineering Services Co., Ltd.	Non-trade receivables and others		12	—	—	—
	Non-trade payables and others		—	—	—	447
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,259	7,060	—	—
KS Solar Corp., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	111	—
	Non-trade payables and others		—	—	267	113
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		574	692	—	—
	Non-trade receivables and others		14	23	—	—
	Trade payables		—	—	5,681	5,688
	Non-trade payables and others		—	—	9,541	22,507
DS Power Co., Ltd.	Trade receivables		173	46	—	—
	Non-trade receivables and others		—	35,909	—	—
	Non-trade payables and others		—	—	6,641	1
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		231	191	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		4	8	—	—
YTN Co., Ltd.	Trade receivables		70	91	—	—
	Non-trade payables and others		—	—	—	44
Cheongna Energy Co., Ltd.	Trade receivables		95	148	—	—
	Non-trade receivables and others		—	5,073	—	—
	Non-trade payables and others		—	—	195	—
Gangwon Wind Power Co., Ltd.	Trade receivables		17	6	—	—
	Trade payables		—	—	465	—
	Non-trade payables and others		—	—	—	4,982
Hyundai Green Power Co., Ltd.	Trade receivables		574	837	—	—
	Trade payables		—	—	37,487	—
	Non-trade payables and others		—	—	—	43,417
Korea Power Exchange	Trade receivables		399	611	—	—
	Non-trade receivables and others		89	—	—	—
	Trade payables		—	—	—	3,676
	Non-trade payables and others		—	—	1,026	1,360
Hyundai Energy Co., Ltd.	Trade receivables		36,058	30,186	—	—
	Trade payables		—	—	23	—
	Non-trade payables and others		—	—	8,122	8,649
Ecollite Co., Ltd.	Non-trade receivables and others		210	—	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		—	104	—	—
	Non-trade receivables and others		95	—	—	—
	Trade payables		—	—	204	—
	Non-trade payables and others		—	—	114	862
Pyeongchang Wind Power Co., Ltd.	Non-trade receivables and others		158	306	—	—
Daeryun Power Co., Ltd.	Trade receivables		118	150	—	—
	Trade payables		—	—	19,028	—
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		83	93	—	—
	Trade payables		—	—	219	—
	Non-trade payables and others		—	—	115	867

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2015 and December 31, 2014 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2015		December 31, 2014	September 30, 2015	December 31, 2014

Busan Solar Co., Ltd.	Trade receivables	￦	1	1	—	—
	Trade payables		—	—	2	—
	Non-trade payables and others		—	—	—	127
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		166	213	—	—
	Non-trade receivables and others		3,747	1,203	—	—
	Trade payables		—	—	37,160	—
	Non-trade payables and others		—	—	—	55,238
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	353	—
SPC Power Corporation	Non-trade receivables and others		—	64	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	214	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	547	—	—

<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		—	2,519	—	—
	Non-trade receivables and others		1,022	1,736	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Non-trade receivables and others Non-trade payables and others		427—	668 —	— 2,258	— —
Dangjin Echo Power Co., Ltd.	Non-trade receivables and others		—	1,955	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	86	—
	Non-trade payables and others		—	—	1,485	2,481
Seokmun Energy Co., Ltd.	Non-trade receivables and others		1,452	1,101	—	—
Incheon New Power Co., Ltd.	Trade receivables		129	1,383	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		277	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	—	—	—
	Non-trade receivables and others		538	—	—	—
	Non-trade payables and others		—	—	846	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		48	57	—	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		158	—	—	—
	Non-trade receivables and others		561	14,626	—	—
	Non-trade payables and others		—	—	22	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	170	—
	Non-trade payables and others		—	—	845	1,516
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		46	511	—	—
Jamaica Public Service Company Limited	Trade receivables		610	1,121	—	—
	Non-trade receivables and others		526	303	—	—
Amman Asia Electric Power Company	Trade receivables		881	11,171	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance

Joint ventures	KEPCO SPC Power Corporation	￦	32,866	—	(2,582)	2,684	32,968
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		29,731	—	(7,590)	2,090	24,231
Joint ventures	Jamaica Public Service Company Limited		2,199	—	—	191	2,390
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,544	—	—	2,142	28,686
	Allowance for doubtful accounts		(16,884)	—	—	(1,139)	(18,023)
Associates	Rabigh Electricity Company		62,713	—	(13,394)	4,578	53,897
Associates	PT. Cirebon Electric Power		45,136	4,225	(9,625)	1,029	40,765
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT. Mutiara Jawa		—	450	—	—	450

		￦	183,718	4,675	(33,191)	11,575	166,777

(6)	Borrowings arising from related party transactions as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Ending balance

Korea Development Bank	Facility	￦	1,552,600	4,400	(1,302,856)	254,144
	Others		7,178	—	(572)	6,606
	Operating funds		8,618	12,000	(8,618)	12,000

(7)	Guarantees provided to associates or joint ventures as of September 30, 2015 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	109,117	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company.	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Hanoi
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	48,353	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	26,571
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd. (*2)	Collateralized money invested	KRW	111,134	Kookmin Bank
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Shinhan Capital Co., Ltd. and Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	580	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	26,888	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—

Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	10,500	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank and Woori Bank

		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	KEB Hana Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees (*1)		—	KEB Hana Bank, SMBC and others
		Debt guarantees	USD	132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Performance guarantees (*1)		—	KEB Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,410	IBK and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	71,070	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595
		Debt guarantees	EUR	4,271	Korea Development Bank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101
		Debt guarantees	EUR	4,175	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1)		—	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300
		Performance guarantees and guarantees for supplemental funding (*1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding (*1)		—	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding (*1)		—	The Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.

(8)	Guarantees provided from related parties as of September 30, 2015 are as follows, continued:

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit

Korea Development Bank	Korea Electric Power Corporation	Debt guarantees	USD 195,175

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

46.	Related Parties, Continued

(9)	Derivatives transactions with related parties as of September 30, 2015 are as follows:

①	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Korea Development Bank	2015~2025	￦	111,190	USD 100,000	2.62%	3.25%	1,111.90

②	Interest Rate Swap

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

Korea Development Bank	2012~2016	￦	200,000	3.57%	3M CD + 0.26%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
Korea Development Bank (*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the three and nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won
Type	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Salaries	￦	376	1,070	286	670
Employee benefits		113	144	16	27

	￦	489	1,214	302	697

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the nine-month periods ended September 30, 2015 and 2014 are as follows:

In millions of won
Transactions	September 30, 2015		September 30, 2014

Transfer from construction-in-progress to other assets	￦	6,527,914	6,512,932
Recognition of asset retirement cost and related provision for decommissioning costs		822,161	141,358
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		388,463	204,812

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won	September 30, 2015			December 31, 2014
Contracts	Amounts		Balance	Amounts	Balance

Purchase of cable(TR CNCE-W/AL,1C,400SQ) (unit price contract)	￦	105,588	—	105,588	63,375
Purchase of cable(TR CNCE-W,1C,600SQ) (unit price contract)		43,495	—	43,495	35,772
Purchase of GIS(362kV 4000A 60KA)		40,630	—	40,630	37,048
Purchase of Concrete Poles(10M, 350KGF)		123,888	—	123,888	97,944
Purchase of G-type low pressure electronic Watt-hour meter(3P4W, 100(10)A) (unit price contract)		48,962	—	48,962	21,744
Purchase of 345kV cable(PVC, 1C, 2500SQ, 200KV) and 17 other types		40,450	—	40,450	7,045
Purchase of Kerosene (higher than 40DEG)		26,163	22,152	—	—
Construction of New Kori units(#3,4)		6,856,150	325,103	6,481,107	312,081
Construction of New Kori units(#5,6)		8,625,387	8,003,795	8,625,387	8,281,741
Construction of New Hanwool units(#1,2)		7,982,343	2,944,204	7,982,343	4,039,178
Construction of New Hanwool units(#3,4)		8,261,817	8,243,976	8,261,817	8,247,541
Construction of New Wolseong units(#1,2)		5,310,003	11,528	5,310,003	171,367
Construction of Yeosu Thermal Power units(#1)		492,948	35,525	495,368	255,973
Construction of Yeongheung Thermal Power units(#5,6)		576,187	428	836,708	46,962
Other contracts		236,834	151,137	75,326	27,341
Service of designing New Boryeong units (#1,2)		126,038	39,159	124,082	43,606
Construction of New Boryeong units (#1,2)		246,964	17,094	246,964	66,982
Purchase of Haengbokdosi cogeneration units		337,283	—	305,360	46,007
Purchase of Wonju RDF cogeneration units		52,877	14,250	50,220	17,526
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,179	33,211	144,122	72,967
Construction of Seoul Combined units (#1,2)		227,000	182,630	225,993	215,265
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	22,760	118,058	46,873
Electicity construction of New Boryeong units (#1,2)		245,357	71,977	245,357	170,029
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	328,210	360,500	328,210
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	137,744	851,132	412,758
Construction of harbour facility for New Boryeong units (#1,2)		78,166	—	73,702	35,672
Purchase of funace fo construction of Taean units (#9,10)		497,629	79,618	561,071	318,017
Service of designing Taean units (#9,10)		107,516	31,658	107,516	39,247
Purchase of desulfurization machine for construction of Taean units (#9,10) (conditional contract for installation)		91,592	10,307	90,490	46,808
Purchase of turbine generator for construction of Taean units (#9,10)		399,577	69,008	207,603	132,604
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		146,634	21,574	139,200	35,688
Purchase of gas plant machine for construction of Taean IGCC units		460,430	6,187	458,388	37,773
Purchase of combined generating machine for construction of Taean IGCC units		207,262	28,102	190,207	17,900
Purchase of oxygen plant for construction of Taean IGCC units		98,528	2,874	95,459	12,611

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2015 and December 31, 2014 are as follows, continued :

In millions of won	September 30, 2015			December 31, 2014
Contracts	Amounts		Balance	Amounts	Balance

Service of designing Taean IGCC plant units	￦	44,374	7,491	44,374	9,653
Purchase of coal handling machine for construction of Samcheok units (#1,2)		290,417	23,795	290,417	111,090
Construction of Samcheok units (#1,2)		384,716	27,418	384,716	82,705
Construction of breakwater for Samcheok units (#1,2)		84,893	26,371	84,893	30,328
Purchase of funace for construction of Samcheok units (#1,2)		1,091,303	135,533	1,087,301	230,298
Purchase of electic precipitator for construction of Samcheok units (#1,2)		53,705	735	53,705	12,036
Purchase of turbine generator for construction of Samcheok units (#1,2)		213,761	4,279	223,407	14,633
Service of designing Samcheok units (#1,2)		112,949	44,813	113,161	47,523
Purchase of processing plant pipe for construction of Samcheok units (#1,2)		50,599	—	37,294	13,090
Purchase of ash disposing facility for construction of Samcheok units (#1,2)		46,970	3,469	46,970	15,144
Purchase of Andong main machine		234,601	—	234,601	11,730
Construction of yard for Andong natural gas power plant		40,960	3,263	—	—
Service of designing Dangjin units (#9,10)		109,340	18,765	108,677	22,915
Purchase of main machine for consturction of Dangjin units (#9,10)		572,367	4,785	297,989	12,724
Construction of Dangjin units (#9,10)		378,399	16,293	355,285	22,179
Purchase of Ulsan combined cycle power units (#4)		595,223	—	286,755	8,355
Electicity construction of Dangjin units (#9,10)		271,349	24,824	223,085	80,891
Construction of office building (KOPEC)		215,395	—	213,216	45,694
Purchase of cable(TR CNCE-W,600MM2, 13, 2KV)		50,581	50,581	—	—
Purchase of Concrete Poles(10M, 350KGF)		106,037	102,724	—	—

	￦	48,360,888	21,176,045	47,152,342	24,512,643

(2)	As of September 30, 2015, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2015 ~ 2030	34,719 Ton U3O8
Transformed	2015 ~ 2022	17,238 Ton U
Enrichment	2015 ~ 2029	34,879 Ton SWU
Molded	2015 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of September 30, 2015 and December 31, 2014 are as follows:

In millions of won
	September 30, 2015			December 31, 2014
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	779	￦	501,183	669	￦	637,749
As the plaintiff	184		366,363	164		460,965

The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

①	Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted of ￦1,000 million) against Korea Hydro & Nuclear Co., Ltd.(“KHNP”) in September 2013, in accordance with the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies submitted an application to demand extra contract payments due to the design change, and they are asking a total amount of ￦133,426 million from KHNP.

Due to the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing if any, that might be awarded to Hyundai E&C and two other companies. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of a lawsuit. Therefore, the Company has not recognized any provision for the lawsuit.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees shall retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. however, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦149,832 million of other provision in relation to the lawsuit.

③	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, adopted amendments to remuneration regulations and bylaws regarding basic bonuses in the year 2012. With respect to this, a lawsuit was filed in January 2015 (claim amount: ￦11,882 million) by employees against the Company for what they claim to be unpaid bonuses, which is derived from different interpretations of the remuneration regulations and bylaws applied to three-month working period from September to December 2011.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of borrowings provided to other companies as of September 30, 2015 and December 31, 2014 are as follows:

•	The Company has a borrowing of ￦22,500 million from Long Lasting Value (“LLV”) as of September 30, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ￦23,900 million.

•	In order to secure its status as a shareholder of Navanakom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

•	The Company has outstanding borrowing from its creditors such as International Finance Corperation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808,000 and additional contribution up to USD 19,000,000 for contingency. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777,000, in case of a construction delay and insufficient contract volume after commencement of the construction.

(3)	Credit lines provided by financial institutions as of September 30, 2015 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount

Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,865,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	KEB Hana Bank and others	KRW	900,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,578
	Banco de Oro	PHP	5,000
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	198,175
Loan limit	The Export-Import Bank of Korea and others	KRW	529,584
	BNP Paribas and others	USD	2,668,059
Certification of payment on L/C	Woori Bank and others	USD	1,185,160
	KEB Hana Bank	EUR	260
	KEB Hana Bank and others	GBP	61,169
Certification of performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	271,467
	Standard Chartered Bank and others	USD	745,241
	Kookmin Bank	EUR	22,249
	KEB Hana Bank	INR	236,443
	Bank of Kathmandu	NPR	32,633
Certification of bidding	KEB Hana Bank	USD	200
Advance payment bond, Warranty bond, Retention bond and others	Shinhan Bank	EUR	4
	HSBC and others	USD	378,392
	Bank of Kathmandu and others	NPR	108,926
	KEB Hana Bank	INR	157,830
Others	KEB Hana Bank and others	KRW	11,250
	KEB Hana Bank	SAR	82,700
	HSBC and others	USD	699,863
	Shinhan Bank and others	JPY	2,245,843
Inclusive credit	KEB Hana Bank and others	KRW	501,500
	Shinhan Bank	INR	47,489
	HSBC and others	USD	494,510
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦102,946 million, to improve the quality of water used in generating electricity. The expenses related to the depreciation on the utility plant of ￦5,000 million and suspension of operations amounting to ￦423 million are charged to other expenses for the nine-month period ended September 30, 2015.

(5)	As of September 30, 2015, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings(*)
KEPCO KDN Co., Ltd.	KEB Hana Bank	Cash and cash equivalents	KRW	740	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Coperation and others	Shareholdins of Mira Power Limited	KRW	38,206	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	KEB Hana Bank and others	Land, buildings, structures and machinery	KRW	88,863	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Korea Development Bank and others	Existing or expected trade receivables	KRW	14,922	Collateral for borrowings
		Cash and cash equivalents	KRW	4,322
		Property, plant and equipment and others	KRW	34,850
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and others	JOD	44,599	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	330,000	Collateral for borrowings

(*)	The Company provided to the financial institutions the shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

50.	Subsequent Events

Subsequent to the September 30, 2015, subsidiaries of the Company, Korea Western Power Co., Ltd. and Korea Southern Power Co. Ltd., issued new debt securities for funding facilities and operations as follows:

In millions of won
Company Name	Type	Interest rate	Issued date	Maturity	Amounts

Korea Western Power Co., Ltd.	Short-term borrowings	1.80%	2015.10.22	2016.01.21	￦	30,000
		1.80%	2015.10.22	2016.01.21		10,000
		1.80%	2015.10.22	2016.01.21		110,000
		1.80%	2015.10.22	2016.01.21		20,000
		1.80%	2015.10.22	2016.01.21		50,000
Korea Southern Power Co., Ltd.	35th Unsecured bond	2.10%	2015.11.11	2020.11.11		60,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2015

(Unaudited)

51.	Adjusted Operating Income

The operating income in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for each of the three and nine-month periods ended September 30, 2015 and 2014 to the operating profit or income as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	September 30, 2015			September 30, 2014
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating income on the statement of comprehensive income	￦	4,340,092	8,667,942	2,861,631	4,917,948
Add
Other income

Reversal of other provisions		1,266	4,564	1,258	5,100
Reversal of allowance for doubtful accounts		—	—	—	14
Gains on assets contributed		3,182	6,274	640	660

Gains on liabilities exempted		6	2,377	41	841
Compensation and reparations revenue		37,697	124,553	10,858	32,249
Electricity infrastructure development fund		—	—	2,730	17,685

Revenue from research contracts		520	5,051	2,872	5,898
Rental income		49,518	145,304	52,358	143,626
Others		8,068	25,829	6,852	17,217
Other profit
Gains on disposal of property, plant and equipment		8,521,490	8,618,259	17,227	49,735
Gains on disposal of intangible assets		—	32	4	4
Reversal of Impairment loss on intangible assets		187	187	—	—
Gains on foreign currency translation		8,565	11,549	366	3,151
Gains on foreign currency transaction		11,997	31,795	7,880	33,788
Gains on insurance		—	25	—	3,046
Other profits		33,605	112,118	52,009	144,200
Deduct
Other expense
Accretion expenses of other provisions		(46)	(362)	(122)	(251)
Depreciation expenses on investment properties		(398)	(745)	(209)	(626)
Depreciation expense on idle assets		(1,668)	(5,000)	(1,663)	(4,993)
Other bad debt expense		(5,686)	(18,669)	—	(17,653)
Donations		(4,842)	(22,004)	(9,702)	(19,551)
Others		(6,156)	(12,133)	(1,761)	(7,740)
Other loss
Losses on disposal of property, plant and equipment		(11,773)	(52,817)	(6,222)	(16,363)
Losses on disposal of intangible assets		—	(5)	(1)	(18)
Impairment loss on property, plant and equipment		—	(1,205)	—	—
Impairment loss on intangible assets		(12)	(12)	(11)	(11)
Losses on foreign currency translation		(3,182)	(13,160)	(8,259)	(10,974)
Losses on foreign currency transaction		(14,415)	(50,047)	(13,056)	(37,934)
Other losses		(8,101)	(45,223)	(29,145)	(57,355)

Adjusted operating income	￦	12,959,914	17,534,477	2,946,575	5,201,693